                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-33634

                                1,514,104 SHARES

                                 [BACKWEB LOGO]

                           BACKWEB TECHNOLOGIES LTD.

                           -------------------------

                                Ordinary Shares

                           -------------------------

     This prospectus relates to the public offering, which is not being underwritten, of up to 1,514,104 shares of our common stock which is held by some of our current shareholders.

     The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our ordinary shares are listed on the Nasdaq National Market under the symbol "BWEB." On April 15, 2000, the average of the high and low price for our common stock was $17.53 per share.

                           -------------------------

     Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 4.

                           -------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have received from the Securities Authority of the State of Israel an exemption from Israel's prospectus publication requirements. Nothing in such exemption should be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or as an expression of opinion as to the quality of the securities offered in this prospectus.

                           -------------------------

                 The date of this prospectus is April 17, 2000.
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                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    4
Special Note Regarding Forward
  Looking Statements.................   12
Use of Proceeds......................   12
Dividend Policy......................   12
Capitalization.......................   13
Selected Consolidated Financial
  Data...............................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  Operations.........................   15
Business.............................   21
Selling Shareholders.................   47

                                       PAGE
                                       ----
Plan of Distribution.................   50
Description of Share Capital.........   52
Material United States Federal Income
  Tax Considerations.................   56
Israeli Taxation and Investment
  Programs...........................   60
Conditions in Israel.................   64
Where You Can Find More
  Information........................   66
Legal Matters........................   67
Experts..............................   67
ISA Exemption........................   67
Index to Financial Statements........  F-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the risk factors beginning on page 4.

                           BACKWEB TECHNOLOGIES LTD.

     We are a leading provider of Internet communication infrastructure software and application-specific software that enable companies to communicate business-critical, time-sensitive information throughout their extended enterprise of customers, partners and employees. Our products provide a reliable solution for communicating large amounts of data in any digital format by enabling our customers to automatically gather and disseminate information. Our products efficiently disseminate this information across a network of any speed by automatically adapting the rate of transmission to match the available network capacity, commonly referred to as bandwidth. Our software enables companies to adapt quickly to changing market conditions through direct interaction with their customers, partners and employees, thereby accelerating the execution of their business processes.

     Although we have a limited operating history, industry leaders such as AT&T, Cisco Systems, Goldman Sachs, Pacific Bell, Rite Aid and Schlumberger have chosen our products to address a variety of their critical business communication needs. We intend to pursue additional customers in each of these industries to expand our customer base.

     Our infrastructure software, BackWeb Foundation, is a platform that allows organizations to efficiently gather, target and deliver sizeable digital data of any format to users' desktops across their extended enterprise. Our software enables management to capture the immediate attention of targeted recipients and monitor the recipients' level of interaction with the information delivered. We work with our customers, partners and third-party software vendors to develop applications built on top of BackWeb Foundation.

     Our infrastructure software platform is powered by three core technologies that we have developed:

     - Polite Communications, a unique technology that enables the transmission of significant volumes of digital data through existing networks without interfering with normal network applications and traffic.

     - Attention Management, a technology that uses a variety of display techniques to alert desktop users to the delivery of business-critical information.

     - Closed Loop Delivery, a technology that allows companies to track, manage and survey the effectiveness of communications throughout their extended enterprise.

     We have also developed two packaged applications, BackWeb Sales Accelerator and BackWeb Service Accelerator. BackWeb Sales Accelerator enables organizations to strengthen their customer relationships by accelerating the response times of the organizations' sales forces and partners to critical market changes. BackWeb Sales Accelerator provides a geographically dispersed sales organization with up-to-date information, such as competitive and customer information from external sources, internal sales and marketing materials, product pricing information and critical management announcements. BackWeb Service Accelerator enables a product support organization to stay instantly updated about product information, service requests, product training information and software diagnostic tools.

     Our ordinary shares are listed on the Nasdaq National Market under the symbol "BWEB."

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

OUR STRATEGY

     Our objective is to establish ourselves as the leading provider of Internet communication infrastructure and applications software. The key elements of our strategy include:

     - becoming the de facto standard for Internet communication infrastructure software;

     - leveraging our infrastructure software platform to introduce multiple communication applications;

     - focusing on selected vertical markets;

     - extending our technological leadership position; and

     - expanding our direct and indirect distribution channels.

OUR OFFICES

     Our principal executive offices are located at 3 Abba Hillel Street, Ramat-Gan, 52136 Israel and our telephone number is 011-972-3-751-8464.

     Our U.S. subsidiary, BackWeb Technologies Inc. is located at 2077 Gateway Place, Suite 500, San Jose, California 95110 and its telephone number is (408) 933-1700.

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

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth our consolidated statement of operations data for the periods presented.

                                                     TWO MONTHS                   YEAR ENDED
                                                       ENDED                     DECEMBER 31,
                                                    DECEMBER 31,   ----------------------------------------
                                                        1995        1996       1997       1998       1999
                                                    ------------   -------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.........................................      $  --       $    71   $  5,601   $  9,537   $ 23,263
Gross profit.....................................         --            71      4,623      7,918     19,086
Loss from operations.............................       (236)       (7,641)   (15,094)   (14,825)   (13,429)
Net loss.........................................       (238)       (7,684)   (14,962)   (14,607)   (11,489)
Basic and diluted net loss per share.............                    (6.95)     (6.96)     (6.07)     (0.59)
Shares used in computing basic and diluted net
  loss per share.................................                    1,106      2,151      2,408     19,575
Pro forma basic and diluted net loss per
  share(1).......................................                                       $  (0.69)  $  (0.39)
Shares used in computing pro forma basic and
  diluted net loss per share(1)..................                                         21,208     29,115

                                                                DECEMBER 31,
                                                                    1999
                                                                ------------
                                                                   ACTUAL
                                                                ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........    $  75,607
Working capital.............................................       71,323
Total assets................................................       86,049
Total shareholders' equity..................................       73,129

-------------------------
(1) The pro forma information gives effect to the conversion of all outstanding shares of our preferred stock into ordinary shares (using the as-if converted method) from original date of issuance, other than the one share of Series E preferred stock.

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

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in the ordinary shares.

 OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED
                  AND WE RECENTLY CHANGED OUR STRATEGIC FOCUS

     We have a limited operating history and an even more limited history operating the business as currently conducted. We cannot be certain that our business strategy will be successful. We were incorporated on August 31, 1995 and did not begin generating revenues until December 1996. In early 1998, we changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company. This change required us to adjust our business processes and make a number of significant personnel changes.

            WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES

     We have not achieved profitability and expect to continue to incur net losses for at least the foreseeable future. We incurred net losses of approximately $15.0 million for the year ended December 31, 1997, $14.6 million for the year ended December 31, 1998 and $11.5 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $49.0 million.

     We expect to continue to incur significant sales and marketing, product development and administrative expenses and expect such expenses to increase in 2000. As a result, we will need to generate significant revenues to achieve and maintain profitability.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY AND
  IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR
                     SHARE PRICE MAY DECREASE SIGNIFICANTLY

     Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our ordinary shares would likely decline. The factors that may cause fluctuations of our operating results include the following:

     - the size, timing and contractual terms of sales of our products and services due to the long and unpredictable sales cycle of our products;

     - delays we may encounter in introducing new versions of BackWeb Foundation, BackWeb Sales Accelerator, BackWeb Service Accelerator and new products and services;

     - changes in information systems resource allocation by our customers;

     - the mix of products and services sold because our profit margins differ among products and services; and

     - the fixed nature of expenses such as base compensation and rent.

     Quarterly revenues and operating results generated by our business generally depend on license fees from our customers within the quarter. Revenues from license fees depend upon the volume of end-users. A decrease in end-users or the cancellation or deferral of any customer contract would reduce our expected revenues, which could negatively affect our quarterly financial performance.

     Moreover, our sales may be subject to seasonality or cyclicality. We expect that revenues in the first quarter of each year may be lower than revenues in the fourth quarter of the preceding year. We believe this trend may occur as a result of our customers annual budgetary, purchasing and sales cycles. For a more detailed description of our quarterly results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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  WE ANTICIPATE INCREASED OPERATING EXPENSES WHICH COULD CAUSE OUR BUSINESS TO
             SUFFER IF WE DO NOT CORRESPONDINGLY INCREASE REVENUES

     We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, improve operational and financial systems, develop new distribution channels and fund greater levels of research and development. If we do not significantly increase our revenues to meet these increased expenses, our business will suffer.

    OUR BUSINESS WILL SUFFER IF OUR TARGET CUSTOMERS DO NOT ACCEPT INTERNET
                                   SOLUTIONS

     Our future revenues and profits, if any, depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce and communication. Our success will depend, in large part, on the acceptance of the Internet in the commercial marketplace and on the ability of third parties to provide reliable Internet infrastructure network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to support the demands placed on it and the performance or reliability of the Internet could suffer.

 OUR BACKWEB FOUNDATION PLATFORM AND APPLICATIONS ARE NEW AND IT IS UNCLEAR IF
                      THEY WILL ACHIEVE MARKET ACCEPTANCE

     We do not know if our products will be successful. The market for Internet communications solutions is in its infancy, and we are not certain that our target customers will widely adopt and deploy our technology throughout their networks. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

     Our future growth depends on the commercial success of BackWeb Foundation and applications developed upon BackWeb Foundation, such as BackWeb Sales Accelerator, introduced in December 1998, BackWeb Service Accelerator, introduced in August 1999.

 OUR SOFTWARE PLATFORM ENABLES THIRD PARTIES TO DEVELOP APPLICATIONS WHICH MAY
                   COMPETE WITH APPLICATIONS DEVELOPED BY US

     Because of BackWeb Foundation's open architecture, third parties have the ability to develop their own applications on top of our platform. Such third parties could compete with applications developed by BackWeb. If our target customers do not widely adopt and purchase our products, or if third parties were to compete with applications developed by us, our business would suffer.

                        OUR GROWTH MAY SUFFER BECAUSE OF
                        THE DIFFICULTIES IN IMPLEMENTING
                                  OUR PRODUCTS

     The use of our products by our customers requires implementation services. Although we currently provide implementation services sufficient to meet our current business level, our growth will be limited in the event we are unable to expand our implementation services personnel or subcontract these services to qualified third parties.

 IF WE LOSE A MAJOR CUSTOMER, OUR REVENUES COULD SUFFER BECAUSE OF OUR CUSTOMER
                                 CONCENTRATION

     We have generated a substantial portion of our annual and quarterly historical revenues from a limited number of customers. As a result, if we lose a major customer, or if there is a decline in end-users in any of our customers' licenses, our revenues would be adversely affected. In 1997, revenues from two customers represented 19% and 11%, respectively, of our revenues. In 1998, no customer accounted for more than 10% of our revenues. In 1999, revenues from one customer accounted for 13% of our revenues. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future and revenues from one or more of these custom-

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

ers may represent more than 10% of our revenues in future years.

 OUR LONG AND UNPREDICTABLE SALES CYCLE DEPENDS ON FACTORS OUTSIDE OUR CONTROL
              AND MAY CAUSE LICENSE REVENUES TO VARY SIGNIFICANTLY

     To date, our customers have taken a long time to evaluate our products before making their purchase decisions. The long, and often unpredictable, sales and implementation cycles for our products may cause license revenues and operating results to vary significantly from period to period. Along with our distribution partners, we spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products. In addition, our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for full deployment. Even after purchase, our customers tend to deploy BackWeb Foundation slowly, depending upon:

     - the skill set of the customer;

     - the size of the deployment;

     - the complexity of the customer's network environment; and

     - the quantity of hardware and the degree of hardware configuration necessary to deploy our products.

COMPETITION IN THE INTERNET COMMUNICATIONS MARKET MAY REDUCE THE DEMAND FOR, OR
                            PRICES OF, OUR PRODUCTS

     The Internet communications market is intensely competitive and rapidly changing. We expect that competition will intensify in the near-term because of the attention the Internet is currently receiving and because there are very limited barriers to entry. Our primary long-term competitors may not have entered the market yet because the Internet communications market is new. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business.

     Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Some of our potential competitors are among the largest and most well-capitalized software companies in the world. For additional discussion of our competition, please see "Business -- Competition."

 FAILURE TO EXPAND OUR SALES AND MARKETING ORGANIZATIONS COULD LIMIT OUR GROWTH

     If we fail to substantially expand our direct and indirect sales and marketing operations in our existing markets, our growth will be limited. We have recently expanded our direct sales force in North America and Europe and plan to hire additional sales personnel to meet market demand. Currently, we believe we will need to significantly expand our sales and marketing organization. We might not be able to hire or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel in the Internet communications market is intense.

                        FAILURE TO DEVELOP KEY STRATEGIC
                      RELATIONSHIPS COULD LIMIT OUR GROWTH

     We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key independent software vendors, or ISVs, resellers, systems integrators, distribution partners and customers. If we fail to develop these strategic partnerships, our growth could be limited.

          WE MAY EXPERIENCE DIFFICULTIES MANAGING OUR EXPECTED GROWTH

     Our ability to successfully offer products and services and to implement our business plan in the rapidly evolving Internet communications market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and expect to grow our headcount substantially depending on market conditions.
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

     These factors have placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

                      THE GLOBAL NATURE OF OUR OPERATIONS
                        STRAINS OUR MANAGEMENT RESOURCES

     If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline. Our research and development facilities are located in Canada and Israel, and our directors, executive officers and other key employees are similarly dispersed throughout the world. In addition, we maintain offices in the United States, Canada, Japan and Europe to market and sell our products in those countries and surrounding regions. This geographic dispersion requires significant management resources that our locally-based competitors do not need to devote to their operations. In addition, the expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

  OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT
           BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED

     Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. However, we may not be able to adequately protect our proprietary rights which may harm our business. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more detailed description of the protection of our intellectual property, please see "Business -- Intellectual Property and Proprietary Rights."

                         OUR PRODUCTS MAY BE USED IN AN
                         UNINTENDED AND NEGATIVE MANNER

     Our products are used to transmit information through the Internet. Our products could be used to transmit harmful applications, negative messages, unauthorized reproduction of copyrighted material, inaccurate data, or computer viruses to end-users in the course of delivery. Any such transmission could damage our reputation or could give rise to legal claims against us. We could spend a significant amount of time and money defending against these legal claims.

        OUR PROPRIETARY TECHNOLOGY MAY BE SUBJECT TO INFRINGEMENT CLAIMS

     Substantial litigation regarding intellectual property rights exists in the software industry. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require us to enter into royalty or licensing agreements.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. For additional information, please see "Business -- Intellectual Property and Proprietary Rights."
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

WE DO NOT HAVE SUFFICIENT INSURANCE TO COVER ALL POTENTIAL PRODUCT LIABILITY AND
                                WARRANTY CLAIMS

     Our products are integrated into our customers' networks. The sale and support of our products may entail the risk of product liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims. Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

   RAPID TECHNOLOGICAL CHANGES COULD CAUSE OUR PRODUCTS TO BECOME OBSOLETE OR
                      REQUIRE US TO REDESIGN OUR PRODUCTS

     The Internet communications market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we are unable to develop and introduce products or enhancements in a timely manner to meet these technological changes, we may not be able to successfully compete. In addition, our products may become obsolete in which event we may not be a viable business.

       OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF KEY PERSONNEL

     We will need to hire a significant number of additional sales, support, marketing, and research and development personnel in calendar 2000 and beyond to increase our revenues. If we fail to attract qualified personnel or retain current employees, our revenues may not increase and could decline.

     Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially our founders. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. Moreover, we do not have "key person" life insurance policies covering any of our employees.

 ANY MAJOR DEVELOPMENTS IN THE POLITICAL OR ECONOMIC CONDITIONS IN ISRAEL COULD
  CAUSE OUR BUSINESS TO SUFFER BECAUSE WE ARE INCORPORATED IN ISRAEL AND HAVE
              IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL

     We are incorporated under the laws of the State of Israel. Our principal research and development facilities as well as significant executive offices are located in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could significantly harm our business. Since its establishment in 1948, the State of Israel has been and continues to be in a state of hostility with its neighbors, varying from time to time in intensity and degree.

     Some of our senior officers and key employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Fulfillment of these obligations may deprive us of key employees for extended periods of time.

     Inflation in Israel and devaluation of the NIS against the U.S. dollar, could have an impact on our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high compared to those in the United States and we could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could suffer. For a more detailed discussion of the political, military and economic environment in Israel, please see "Conditions in Israel."

  ANY FUTURE PROFITABILITY MAY BE DIMINISHED IF TAX BENEFITS FROM THE STATE OF
                         ISRAEL ARE REDUCED OR WITHHELD

     Pursuant to the Law for the Encouragement of Capital Investments, the Israeli gov-ernment has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for tax benefits for the first several years in which we generate taxable income. Our future profitability may be diminished if all or a portion of these tax benefits are reduced. These tax benefits may be cancelled in the event of changes in Israeli government policies or if we fail to comply with requisite conditions and criteria. Currently the most significant conditions which we must continue to meet include making specified investments in fixed assets, maintaining the development and production nature of our facilities, and financing of at least 30% of these investments through the issuance of capital stock. For a more detailed discussion of Israeli tax laws, please see "Israeli Taxation and Investment Programs."

    OUR GROWTH MAY BE LIMITED IF WE DO NOT DEVELOP LOCALIZED VERSIONS OF OUR
                                    PRODUCTS

     Historically, most of our sales have been in the United States. In order to expand internationally, we need to develop localized versions of our products. If we fail to develop these localized versions, our growth prospects would be limited. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally.

                     EXCHANGE RATE FLUCTUATIONS BETWEEN THE
           U.S. DOLLAR AND THE NIS MAY NEGATIVELY AFFECT OUR EARNINGS

     Although most of our revenues and a majority of our expenses are denominated in U.S. dollars, a significant portion of our research and development expenses are incurred in NIS. In addition, we are engaged in certain loan transactions with affiliates denominated in and dependent on NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the NIS.

                     THE LOSS OF OUR RIGHT TO USE SOFTWARE
            LICENSED TO US BY THIRD PARTIES COULD HARM OUR BUSINESS

     We license technology that is incorporated into our products from third parties, including security and encryption software. Any interruption in the supply or support of any licensed software could disrupt our operations and delay our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

    OUR BUSINESS WILL SUFFER IF OUR TARGET CUSTOMERS DO NOT ACCEPT INTERNET
                                   SOLUTIONS

     Our future revenues and profits, if any, depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce and communication.

     Our success will depend, in large part, on the acceptance of the Internet in the commercial marketplace and on the ability of third parties to provide a reliable Internet infrastructure network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to support the demands placed on it and the performance or reliability of the Internet could suffer.

  WE MAY OFFER TO REPURCHASE SOME OF OUR PREVIOUSLY GRANTED OPTIONS AND ISSUED
    SHARES AND MAY BE SUBJECT TO PENALTIES UNDER CALIFORNIA SECURITIES LAWS

     We may commence a rescission offer pursuant to the state securities laws of the State of California because we failed to qualify or receive an exemption from qualification under California state securities laws when we granted options to some of our employees in the State of California. The rescission offer would cover options to purchase ordinary shares issued pursuant to our 1996 U.S. Stock Option Plan and ordinary shares issued upon exercise of these options which were granted to approximately 42 people in California from 1996 to 1998. The rescission offer would allow these people to return their equity interests in us in exchange for at least twenty percent of the exercise price per underlying share for each outstanding option they hold and the price per share paid by each of these people plus seven percent interest for each share issued upon exercise of these options. If the rescission offer is consummated, BackWeb could be required to make an aggregate payment in an amount which we believe is not material to us and which we currently believe will be no more than $400,000. As a legal matter, it remains uncertain whether we have any liability under California state securities laws since publicly traded companies are exempt from such filings. In addition, we are not aware of any claims for rescission against us at the time of this prospectus. Upon completing a rescission offer approved by the California Department of Corporations the aforementioned optionees should not have any rescission rights under California law. We may still be subject to penalties or fines related to these issuances.

ISRAELI REGULATIONS MAY LIMIT OUR ABILITY TO ENGAGE IN RESEARCH AND DEVELOPMENT
                            AND EXPORT OUR PRODUCTS

     Under Israeli law we are required to obtain an Israeli government license to engage in research and development of and export of the encryption technology incorporated in our products. Our current government license to engage in these activities expires April 4, 2000. Our research and development activities in Israel and our ability to export our products out of Israel would be limited if:

     - the Israeli government revokes our current license;

     - our current license is not renewed;

     - our license fails to cover the scope of the technology in our products;
       or

     - Israeli law regarding research and development or export of encryption technologies were to change.

  WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE WHICH COULD NEGATIVELY
                             AFFECT YOUR INVESTMENT

     Our share price has been volatile and we expect to experience continued volatility due to a number of factors, including:

     - announcements of technological innovations;

     - announcements relating to strategic relationships;

     - conditions affecting the Internet industry; and

     - trends related to the fluctuations of stock prices of Israeli companies.

     The market for technology and Internet-related companies has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL WHICH MAY
         MAKE IT DIFFICULT TO COLLECT ON JUDGMENTS RENDERED AGAINST US

     We are incorporated in Israel. Some of our directors and executive officers and the Israeli experts named herein are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. BackWeb Technologies Inc., our U.S. subsidiary, is the U.S. agent authorized to receive service of process in any action against us in any federal or state court arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

     We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

     - the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

     - the judgment is no longer appealable;

     - the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

     - the judgment is executory in the state in which it was given.

     Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

     - the judgment was obtained by fraud;

     - there was no due process;

     - the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

     - the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

     - at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

   OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN A LARGE PERCENTAGE OF
        BACKWEB AND COULD SIGNIFICANTLY INFLUENCE THE OUTCOME OF ACTIONS

     Our executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 23% of our outstanding ordinary shares. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

    WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF BACKWEB, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR
                                  SHAREHOLDERS

     Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult a merger or other acquisition of BackWeb, even if an acquisition would be beneficial to our shareholders.

     Israeli corporate law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax considerations may make potential transactions unappealing to us or to some of our shareholders. In addition, our charter documents provide for a staggered board of directors. For further discussion, please see "Description of Share Capital."

   THE NEW ISRAELI COMPANIES LAW MAY CAUSE UNCERTAINTIES REGARDING CORPORATE
                                   GOVERNANCE

     The new Israeli Companies Law, which became effective on February 1, 2000, has brought about significant changes to Israeli corporate law. Under this new law, there may be uncertainties regarding corporate governance in some areas. These uncertainties will persist until this new law has been adequately interpreted, and these uncertainties could inhibit takeover attempts or other transactions and inhibit other corporate decisions.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this prospectus that are subject to risks and uncertainties. Forward looking statements include information concerning possible or assumed future results of operations of BackWeb. Also, when we use such words as "believes," "expects," "anticipates" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. Our actual results could differ materially from those anticipated in these forward looking statements as a result of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     BackWeb will not receive any of the proceeds from the sale of the shares offered by prospectus. All proceeds from the sale of the shares offered by this prospectus will be for the account of the selling shareholders, as described below. See "Selling Shareholders" and "Plan of Distribution."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our share capital. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate declaring or paying cash dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis giving effect to the conversion of all outstanding shares of the Series E preferred stock as of December 31, 1999 into 1,426,259 ordinary shares.

     You should read this information together with BackWeb's consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                               ACTUAL      PRO FORMA
                                                              --------    ------------
                                                                   (IN THOUSANDS)
Shareholders' equity:
  Series E preferred stock: nominal value approximately
    $0.003 per share at amount paid in; 1 share authorized
    and outstanding actual, no shares outstanding pro
    forma(1)................................................     3,454            --
  Preferred stock, nominal value approximately $0.01 per
    share; 50,000,000 shares authorized and no shares
    outstanding actual and pro forma........................        --            --
  Ordinary shares: nominal value approximately $0.01 per
    share at amount paid in; 150,067,829 shares authorized,
    35,153,402 shares outstanding actual; and 150,067,829
    shares authorized and 36,579,661 shares outstanding pro
    forma...................................................   124,301       127,755
  Notes receivable from shareholders........................    (3,316)       (3,316)
  Deferred stock compensation...............................    (2,104)       (2,104)
  Accumulated other comprehensive loss......................      (226)         (226)
  Accumulated deficit.......................................   (48,980)      (48,980)
                                                              --------      --------
      Total shareholders' equity (net capital deficiency)...    73,129        73,129
                                                              --------      --------
         Total capitalization...............................  $ 73,129      $ 73,129
                                                              ========      ========

---------------
(1) In connection with our acquisition of Lanacom, we issued to the Lanacom selling shareholders 8,532,909 exchangeable shares of BackWeb Canada, Inc., a wholly owned subsidiary of BackWeb, and one share of our Series E Preferred Stock. The exchangeable shares of BackWeb Canada, Inc. are exchangeable for an aggregate of 1,426,259 ordinary shares.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data set forth below for the three years in the periods ended December 31, 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the two months ended December 31, 1995 and the year ended December 31, 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. The data has been derived from financial statements that have been prepared in accordance with U.S. GAAP and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                           TWO MONTHS
                                                             ENDED               YEAR ENDED DECEMBER 31,
                                                          DECEMBER 31,   ----------------------------------------
                                                              1995        1996       1997       1998       1999
                                                          ------------   -------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License...............................................    $    --      $    71   $  5,311   $  7,980   $ 18,514
  Service...............................................         --           --        290      1,557      4,749
                                                            -------      -------   --------   --------   --------
        Total revenues..................................         --           71      5,601      9,537     23,263
Cost of revenues:
  License...............................................         --           --        182        266        266
  Service...............................................         --           --        796      1,353      3,911
                                                            -------      -------   --------   --------   --------
        Total cost of revenues..........................         --           --        978      1,619      4,177
Gross profit............................................         --           71      4,623      7,918     19,086
Operating expenses:
  Research and development..............................        120        1,781      3,955      4,555      5,519
  Sales and marketing...................................         --        4,535     12,224     13,182     18,876
  General and administrative............................        116        1,396      2,981      3,182      4,480
  Amortization of goodwill, other intangibles, and
    deferred stock compensation.........................         --           --        557      1,824      3,640
                                                            -------      -------   --------   --------   --------
        Total operating expenses........................        236        7,712     19,717     22,743     32,515
                                                            -------      -------   --------   --------   --------
Loss from operations....................................       (236)      (7,641)   (15,094)   (14,825)   (13,429)
Other income, net.......................................         (2)         (43)       132        218      1,940
                                                            -------      -------   --------   --------   --------
Net loss................................................    $  (238)     $(7,684)  $(14,962)  $(14,607)   (11,489)
                                                            =======      =======   ========   ========   ========
Basic and diluted net loss per share....................                 $ (6.95)  $  (6.96)  $  (6.07)     (0.59)
                                                                         =======   ========   ========   ========
Shares used in computing basic and diluted net loss per
  share(1)..............................................                   1,106      2,151      2,408     19,575
                                                                         =======   ========   ========   ========
Pro forma basic and diluted net loss per share(2).......                                      $  (0.69)  $  (0.39)
                                                                                              ========   ========
Shares used in computing pro forma basic and diluted net
  loss per share(1)(2)..................................                                        21,208     29,115
                                                                                              ========   ========

                                                                                DECEMBER 31,
                                                            ----------------------------------------------------
                                                            1995      1996        1997        1998        1999
                                                            -----    -------    --------    --------    --------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.........  $  --    $12,068    $  6,377    $  6,449    $ 75,607
Working capital (deficit).................................    (36)     9,707       3,024       1,596      71,323
Total assets..............................................     14     12,784      15,097      12,701      86,049
Long-term obligations, net of current portion.............    211      1,278       1,156         327          --
Redeemable convertible preferred stock....................     --     16,337      25,532      37,304          --
Total shareholders' equity (net capital deficiency).......   (238)    (7,407)    (18,915)    (33,178)     73,129

-------------------------
(1) For an explanation of the number of shares used in per share computation, see Note 1 of Notes to Consolidated Financial Statements. Loss per share for 1995 is not presented as it is not meaningful.

(2) The pro forma information gives effect to the conversion of all outstanding shares of our preferred stock into ordinary shares (using the as-if converted method) from original date of issuance, other than the one share of Series E Preferred Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words, "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to the risks discussed in the section titled "Risk Factors" in this prospectus.

                                    OVERVIEW

     BackWeb is a leading provider of Internet communication infrastructure software and application-specific software that enables companies to communicate business-critical, time-sensitive information to their customers, partners and employees.

     We were incorporated on August 31, 1995 and commenced our operations in November 1995. During the period from commencement of operations through December 31, 1996, we were in a development stage and had insignificant revenues. Operating activities during this period related primarily to developing our products, building our corporate infrastructure and raising capital. In December 1996, we shipped the first commercial version of our software.

     In August 1997, in an effort to expand the features and functionalities of our product offerings, we acquired all the outstanding shares of Lanacom Inc., a Canadian corporation. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair value on the acquisition date. The purchase price of $3.9 million was determined based on the value of shares originally issued and options granted. Of the total purchase price, approximately $3.2 million was allocated to goodwill, representing the excess of the aggregate purchase price on the fair value of tangible and intangible assets. The remainder of the purchase price was allocated to net tangible liabilities assumed ($103,000), developed technology ($400,000) and other identifiable intangible assets ($383,000). Goodwill, developed technology and other identified intangibles are amortized on a straight-line basis over the estimated useful life which range from 24 to 30 months. The first BackWeb product, Version 4.0, incorporating Lanacom's Headliner product, was released in January 1998.

     In early 1998, we engaged in a comprehensive re-examination of our business strategy and changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company. In connection with this change in strategy, we undertook a fundamental repositioning and reorganization of our work force, particularly in our sales organization. During 1998, we continued to enhance our infrastructure software, BackWeb Foundation Version 5.0, and in December 1998 released our first packaged application, BackWeb Sales Accelerator. In August 1999, we released an additional packaged application, BackWeb Service Accelerator.

     Since our inception, revenues have been derived primarily from the licensing of our products and to a lesser extent from maintenance and support, consulting and training services. The rate of growth of our service revenues is not commensurate with the costs of service revenues such as salaries and related expenses of our customer support and consulting organizations and cost of third party contractors to provide consulting services. Accordingly, our gross margins on service revenues are significantly lower than our gross margins on license revenues. Our products are marketed worldwide through a combination of a direct salesforce, resellers and system integrators.

     We recognize software license revenue in accordance with Statement of Position 97-2, or SOP 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, or SOP 98-4. These statements are effective for our transactions entered into after January 1, 1998. The application of SOP 97-2 has not had a material impact on our results of operations. License revenues are comprised of perpetual or multi-year license fees that are primarily derived from contracts with corporate customers and resellers and royalty fees earned upon shipment of products which incorporate our software. We generally recognize license revenues when a license agreement has been executed or a definitive purchase order has been received and the product has been delivered to end-user customers, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. Revenues on contracts with resellers are not recognized until software is sold through to the end-user. Royalty revenues are recognized when reported to us after shipment of the related products.

     Service revenues are primarily comprised of revenues from standard support and maintenance agreements, consulting and training fees. Customers licensing our products generally purchase the standard annual maintenance agreement. Revenues from maintenance agreements are recognized on a straight-line basis over the life of the agreement. Consulting services are billed at an agreed upon rate plus out-of-pocket expenses and training services on a per session basis. We recognize service revenues from consulting and training when provided to the customer.

     We have expended significant sums since inception on product development and enhancement of sales and marketing capabilities, and expect that these expenditures will continue to increase as we pursue the emerging opportunities in our markets.

     The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of our research and development expenses is incurred in New Israel Shekel, or NIS. The results of our operations are subject to fluctuations in the dollar-NIS exchange rate which is influenced by various global economic factors including inflation in Israel.

REVENUES

     Our revenues are derived primarily from licensing of BackWeb Foundation and BackWeb Sales Accelerator and to a lesser extent from maintenance and support, consulting and training services. Total revenues for the year ended December 31, 1999 was $23.3 million, an increase of approximately $13.8 million or 144% from $9.5 million in the year ended December 31, 1998. Total revenues increased approximately $3.9 million or 70% during 1998 compared to 1997. The increases were due both to growth in license and service revenues. Customers outside of the United States accounted for 29.0% of revenues in the year ended December 31, 1999 compared to 20.6% and 11.1% of revenues in the years ended December 31, 1998 and 1997.

     License revenues were $18.5 million or 79.6% of revenues in the year ended December 31, 1999 compared to $8.0 million or 83.7% and $5.3 million or 94.8% of revenues in the year ended December 31, 1998 and 1997. The decreases in license revenue as a percentage of total revenue were primarily due to increased service revenue from support, maintenance and consulting services. Service revenues were $4.7 million or 20.4% of revenues in the year ended December 31, 1999 compared to $1.6 million or 16.3% and $0.3 million or 5.2% of revenues in the years ended December 31, 1998 and 1997. In 2000, we expect our service revenues to increase on an absolute basis and as a percentage of net revenues.

COST OF REVENUES

     Cost of revenues was $4.2 million or 18.0% of revenues for the year ended December 31, 1999 compared to $1.6 million or 17% and $1.0 million or 17.5% of revenues for the years ended December 31, 1998 and 1997. The increases in cost of revenues on an absolute basis were primarily due to growth of our service organization in 1999 and 1998.

     Cost of license revenues consists primarily of expenses related to media duplication, and packaging of our products and amortization of capitalized developed technology. Cost of license revenues was $266,000 or 1.1% of revenues for the year ended December 31, 1999 compared to $266,000 or 2.8% of revenues for the year ended December 31, 1998.

     Cost of service revenues consists primarily of expenses related to salaries and expenses of our customer support and professional service organizations, including related expenses of our consultants and costs of third party consultants. Cost of service revenues was $3.9 million, or 16.8% of revenues, in the year ended December 31, 1999 compared to $1.4 million or 14.2% of revenues, in the year ended December 31, 1998. The increase in cost of service revenues was due to growth of the service organization during 1998 and 1999.

     We expect the cost of service revenues to increase primarily as a result of the increase in our service revenues in addition to the continued expansion of our customer support and professional services organization.

OPERATING EXPENSES

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of personnel, equipment and supply costs for our development efforts. These expenses are charged to operations as incurred. We have research and development offices in Israel and Canada. Research and development expenses were $5.5 million in the year ended December 31, 1999 compared to $4.6 million and $4.0 million in the years ended December 31, 1998 and 1997.

     We believe significant investment in research and development is essential to our future success and expect that research and development expenses will increase on an absolute basis but decrease as a percentage of revenues in future periods.

     SALES AND MARKETING. Sales and marketing expenses consist of personnel and related costs for our direct sales force and marketing employees, and marketing programs, including trade shows, advertising, collateral, sales materials, seminars and public relations. We have sales personnel in offices located in the United States, Canada, Europe and Japan. Sales and marketing expenses were

$18.9 million in the year ended December 31, 1999 compared to $13.2 million and $12.2 million in the years ended December 31, 1998 and 1997.

     We expect that sales and marketing expenses will increase on an absolute basis over the next year, as we hire additional sales and marketing personnel, continue to promote our brand and establish sales offices in additional domestic and international locations, but are expected to decrease as a percentage of revenues.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, general management, human resources, information services and legal. General and administrative expenses were $4.5 million in the year ended December 31, 1999 compared to $3.2 million and $3.0 million in the years ended December 31, 1998 and 1997. We expect general and administrative expenses to increase on an absolute basis in future periods but continue to decrease as a percentage of revenues.

AMORTIZATION OF GOODWILL, OTHER INTANGIBLES AND DEFERRED STOCK COMPENSATION.

     Amortization of goodwill, other intangibles and deferred stock compensation consists of amortization of goodwill and other intangibles associated with our acquisition of Lanacom in August 1997 and deferred stock compensation for 1999. Deferred stock compensation represents the aggregate differences between the respective exercise price of options at their dates of grant and the deemed fair market value or our ordinary shares for accounting purposes. Goodwill and other intangibles are being amortized on a straight line basis over the estimated useful life, generally two to two and one-half years. Deferred stock compensation is presented as a reduction of shareholders' equity and is amortized over the vesting period of the underlying options based on an accelerated vesting method. Amortization expense was $3.6 million in the year ended December 31, 1999 compared to $1.8 million and $0.6 million in the years ended December 31, 1998 and 1997.

OTHER INCOME (EXPENSE), NET

     Other income and expenses (net) includes interest income earned on our cash and cash equivalents and short term investments, offset by interest expense. In addition, the amortization of fair value of warrants issued in connection with borrowings from financial institutions is also charged to other income and expense. Other income and expense also includes the effects of exchange gains and losses arising from the re-measurement of transactions in foreign currency. For the year ended December 31, 1999, other income was $1.9 million compared to $218,000 and $132,000 in the years ended December 31, 1998 and 1997. The increase in other income was due to interest income generated from the proceeds of our initial public offering.

INCOME TAXES

     As of December 31, 1999, we had approximately $32.3 million of Israeli net operating loss carryforwards and $1.5 million of U.S. federal net operating loss carryforwards and of $14.2 million of other foreign net losses carryforwards for tax reporting purposes available to offset future taxable income. The U.S. net operating loss carryforwards expire in various amounts between the years 2011 and 2019. The Israeli net operating loss carryforwards have no expiration date.

                        LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had cash, cash equivalents and short-term investments of $75.6 million. In the year ended December 31, 1999, cash used in operations was $5.3 million primarily associated with development activities and marketing efforts related to commercialization of our products.

     We have made investments in hardware, software, and furniture and fixtures. Expenditures on property and equipment were approximately $1.4 million in the year ended December 31, 1999.

     On June 8, 1999, we sold 5,500,000 ordinary shares in an underwritten public offering and on June 9, 1999, sold an additional 825,000 shares through the exercise of the underwriters' over-allotment option for net proceeds of approximately $67.9 million.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. We expect to devote substantial capital resources to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. We believe that our current cash balances along with the proceeds raised from our initial public offering will be sufficient to fund our operations for at least the next 24 months.

     As of December 31, 1999, the Company had $5.0 million in an unused, available line-of-credit facility.

                         EFFECTIVE CORPORATE TAX RATES

     Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, and is eligible therefore for tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which this investment program produces taxable income, provided that we do not distribute such income as a dividend, and a reduced tax rate of 15-25% for the next 5 to 8 years. All of these tax benefits are subject to various conditions and restrictions. See "Israeli Taxation and Investment Programs-Law for the Encouragement of Capital Investments, 1959." There can be no assurance that we will obtain approval for additional Approved Enterprises Programs, or that the provisions of the law will not change.

     Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible. See "Risk Factors."

                 IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Most of our sales are in U.S. dollars. However, a large portion of our costs relate to our operations in Israel. A substantial portion of our operating costs, primarily our research and development costs are denominated in NIS. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency as compared to the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/U.S. dollar exchange rate. We might also be affected by the U.S. dollar exchange rate to the major European and Asian currencies due to the fact that we operate offices throughout Europe and Asia.

     The annual rate of inflation in Israel was 1.3% in 1999, 8.6% in 1998 and 7.0% in 1997. The NIS was devalued against the U.S. dollar by approximately 5.9% in 1999, 17.6% in 1998 and 8.8% in 1997.

     The representative U.S. dollar exchange rate for converting the NIS to U.S. dollars, as reported by the Bank of Israel, was NIS 4.153 for one U.S. dollar on December 31, 1999.

           QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     We develop products in Israel and sell them in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a

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

strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Backweb regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We are required to adopt SFAS 133 for the year ending December 31, 2000. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Since we currently hold no derivative financial instruments as defined by SFAS 133 and do not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material effect on our financial condition or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101. SAB 101 summarizes certain of the SEC Staff's views in applying general accepted accounting principles to revenue recognition in financial statements. We are currently evaluating the impact of SAB 101. Should we determine that a change in our accounting policy is necessary, such a change will be made effective January 1, 2000 and would result in a charge to results of operations for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Financial statements for prior periods would not be restated.

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The adoption of this amendment was expected to have no material impact on our financial condition and the results of operations.

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

                                    BUSINESS

                           BACKWEB TECHNOLOGIES LTD.

     BackWeb is a leading provider of Internet communication infrastructure software and application-specific software that enables companies to communicate business-critical, time-sensitive information throughout their extended enterprise of customers, partners and employees. Our products provide a reliable solution for communicating large amounts of data in any digital format by enabling our customers to automatically gather and disseminate information. Our products efficiently disseminate this information across a network of any speed by automatically adapting the rate of transmission to match available bandwidth.

     Our infrastructure software, BackWeb Foundation, is a platform that allows organizations to efficiently gather, target and deliver sizeable digital data of any format to users' desktops throughout the extended enterprise. We work with our customers, partners and third-party software vendors to develop applications built on top of BackWeb Foundation. We have also developed our own applications, BackWeb Sales Accelerator and BackWeb Service Accelerator. BackWeb Sales Accelerator enables a geographically dispersed sales organization to stay instantly updated about competitive and customer information from external sources, internal sales and marketing materials, product pricing information, business applications and critical management announcements. BackWeb Service Accelerator enables a product support organization to stay instantly updated about product information, service requests, product training information and software diagnostic tools.

                              INDUSTRY BACKGROUND

     The Internet has changed the nature of business operations and competition. Companies, their suppliers, customers and employees now have the means to conduct business electronically, commonly referred to as e-business. As a result, it is now possible for new competitors to enter and disrupt established markets virtually overnight. The spread of electronic commerce has endowed business customers and consumers with the ability to change vendors at the click of a button. To compete effectively, companies need to react quickly to changing market conditions, accelerate critical business processes and stay in closer contact with sales people, partners and customers. To address these challenges, companies must be able to effectively communicate the right information to the right people at the right time. Existing Internet communication methods fall short of the requirements of this new business environment, as these methods do not overcome the network congestion, information overload and lack of reliability characteristic of today's networks.

     Companies face the complex challenge of reacting quickly to changes in the competitive landscape and reliably communicating and tracking time-sensitive, business-critical information throughout their extended enterprise. The ineffectiveness of overloaded e-mail systems, passive websites and other existing means of communication has impeded communication of information between organizations and their customers, partners and employees. Companies using existing means of communication are often unable to prioritize and personalize a communication so that it receives the appropriate level of attention. Once a communication is sent, companies cannot easily track the communication to ensure it was received and interacted with, and further, are unable to elicit feedback. In addition, recipients are inundated with information and lack an effective means of immediately determining the importance and relevance of information received, assigning priorities to that information and communicating their responses. Consequently, recipients often react to this flood of information by ignoring it or failing to respond in a timely manner. This often results in lost business opportunities and foregone revenues.

     Companies that need to communicate large amounts of digital data are often limited by the capacity of their network connections and resources. Bandwidth-intensive data, such as audio, video and multimedia

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

presentations, software applications and updates, overloads the constrained network resources of the extended enterprise. Meanwhile, the recipients of large data files are forced to either disrupt their work in progress or to postpone the download of the file, which may be extremely time-sensitive. These problems are compounded when users are remote or mobile and become even more complicated when multiple networks interact.

     We believe that in order for the Internet to be used efficiently as an effective communication medium across the extended enterprise, a complementary, more sophisticated infrastructure must be introduced. This new communication infrastructure must:

     - permit the prioritization of communications to ensure that users are presented with relevant information in a manner designed to ensure that these communications receive the appropriate level of attention;

     - communicate large amounts of digital data in any format quickly and efficiently with a minimal impact on the network of a company and its extended enterprise;

     - permit tracking of the communication by management and the interaction between management and the user; and

     - be an open platform that facilitates the development of applications that are scalable and easy to deploy.

                              THE BACKWEB SOLUTION

     We develop, market and support Internet communication infrastructure and applications software that enables companies to communicate business-critical information to their customers, partners and employees. Our software enables companies to efficiently target, deliver and track the use of sizeable digital data in any format throughout their extended enterprise. Using our products and technology, companies can ensure that the right information reaches the right people at the right time.

     Our products and technology provide the following benefits:

IMPROVE NETWORK EFFICIENCY AND BANDWIDTH UTILIZATION

     Our unique technology significantly increases the efficiency and reliability of communications over the Internet. Our Polite Agent technology adapts the rate of transmission to match the bandwidth that is available to ensure that BackWeb-generated traffic does not interfere with other network traffic on the desktop connection. Our Polite Proxy server technology adapts BackWeb traffic to utilize available bandwidth on the wide area network, or WAN, connection. Our Polite Neighborcast technology enables each BackWeb client to serve as an intelligent cache for other BackWeb clients. As a result, data is delivered only once to a local area network, or LAN, after which it is intelligently distributed to neighboring clients, thereby resulting in a fast and efficient distribution of data. Our network efficiency is further enhanced by our ability to reduce redundant network traffic by automatically transmitting only the information that has changed since the user's previous download. In addition, if a transmission is interrupted, it resumes at the point where it was cut off, thereby eliminating the need to re-send the entire transmission. As a result of these capabilities, data transmission across the extended enterprise is scalable, transparent and efficient.

PRIORITIZE AND CONTROL THE COMMUNICATIONS FLOW

     Our software enhances the management of critical information throughout the extended enterprise. Companies can readily control the destination, access rights and priority of information being communicated. Business managers can use our software to determine the effectiveness of their communications through reports on delivery, usage and interactions. In addition, our products can close the communication loop by allowing managers to collect feedback from users and process, review and communicate this feedback throughout the extended enterprise. Further, business managers can use our tools to automate the collection and dissemination of information

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

from digital sources such as news feeds, databases, legacy systems and competitors' websites, resulting in reduced management time and resources dedicated to data acquisition.

CAPTURE IMMEDIATE ATTENTION TO CRITICAL INFORMATION

     Our unique attention management technology incorporates intelligent notification techniques to address the challenge of capturing attention in a world of growing information overload. Our software increases the effectiveness of communications throughout the extended enterprise by personalizing the distribution of information. For example, the communication can be customized to require the user to acknowledge receipt of the information or to automatically launch a designated application. In addition, not only can business managers determine the recipients of particular information, but recipients can also subscribe to various information sources. These capabilities ensure recipients that the information being received is important to them, and, as a result, significantly increases the likelihood that it will be reviewed and acted upon. In addition, the ability to elicit return responses results in greater effectiveness of the overall communication.

                                    STRATEGY

     Our objective is to establish ourselves as the leading provider of Internet communication infrastructure and applications software. The key elements of this strategy include:

BECOME THE DE FACTO STANDARD FOR INTERNET COMMUNICATION INFRASTRUCTURE

     We intend to establish BackWeb Foundation as the leading infrastructure software platform for Internet communication. We believe that the recent adoption of BackWeb Foundation by leading companies across various industries validate our technology and should facilitate its broad market acceptance. In addition, we believe that the selection of our products by industry leaders should promote the adoption of our Internet communication solution by these companies' partners, suppliers and distributors. We also believe that this adoption, along with the competitive advantages achieved with our products, will drive other industry participants to adopt our products as their preferred solution. We intend to continue to focus our development efforts on increasing the functionality and flexibility of BackWeb Foundation to facilitate its continued adoption and to increase the technological barriers to entry.

LEVERAGE INFRASTRUCTURE PLATFORM TO INTRODUCE MULTIPLE INTERNET COMMUNICATION APPLICATIONS

     Our core technology has been designed as an open platform upon which BackWeb, our customers, our partners and third-party vendors can develop Internet communication applications that are easy to deploy and to which additional capabilities can easily be added. We actively market and support our applications built on top of our infrastructure software, BackWeb Sales Accelerator and BackWeb Service Accelerator. These applications enable companies to focus the attention of their sales forces or product support organizations, partners and customers on timely, business-critical information. We intend to increase our product offerings by introducing new applications, developed both internally and through third-parties, targeted at various business functions throughout the extended enterprise.

FOCUS ON SELECTED VERTICAL MARKETS

     We target selected vertical markets where we believe our solutions offer significant value. To date, these markets have included telecommunications, high technology, financial services, retail and travel services. Within each industry, we typically target the leader and then leverage our success to generate additional sales to other companies in that market. We also partner with large applications vendors and systems integrators that serve these vertical markets. Through these strategic partnerships, we are able to significantly expand our installed base as our products are incorporated into the vendor's products and the systems integrator's custom-developed applications. We and our partners can, in turn, use this installed base to develop and market BackWeb Foundation and

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

additional BackWeb Foundation-based applications.

EXTEND TECHNOLOGICAL LEADERSHIP POSITION

     We intend to continue to devote substantial resources to the development of new and innovative software products and technologies. We believe that our early understanding and penetration of the market for Internet communication infrastructure software has allowed us to establish technological leadership and a time-to-market advantage. We intend to extend our leadership position and build further technological barriers to entry by enhancing the functionality of our current BackWeb Foundation infrastructure software platform and developing innovative applications on top of it.

EXPAND DIRECT AND INDIRECT DISTRIBUTION CHANNELS

     We have established a direct sales force in the United States and Canada and use a combination of direct and indirect channels in Europe and Japan. We intend to increase the size of our direct sales force and to establish additional sales offices both domestically and internationally. We intend to continue to complement our direct sales force by establishing multiple additional indirect distribution channels worldwide through original equipment manufacturers, large applications vendors and systems integrators. These indirect channels are intended to increase geographic sales coverage and address potential customers that would otherwise be beyond the reach of our direct sales organization.

                            TECHNOLOGY AND PRODUCTS

     We currently sell BackWeb Foundation, BackWeb Sales Accelerator and BackWeb Service Accelerator. We license BackWeb Foundation to customers, developers and independent software vendors, thereby enabling them to integrate their own applications or third-party applications with our infrastructure software platform. BackWeb Sales Accelerator and BackWeb Service Accelerator provide our customers with packaged applications that incorporate BackWeb Foundation.

TECHNOLOGY

     Our infrastructure software platform is powered by three core technologies that we have developed: Polite Communications, Attention Management and Closed Loop Delivery.

     POLITE COMMUNICATIONS. Polite Communications enables the transmission of significant volumes of digital data through existing networks without interfering with normal network applications and traffic. Polite Communications enables companies to provide any user with rapid communication of bandwidth-intensive data, regardless of whether they utilize high-speed data access services. This bandwidth-sensitive delivery is accomplished through the use of various components including the following:

     - POLITE AGENT monitors the network activity of the client workstation and communicates with BackWeb servers only when the connection is idle.

     - POLITE PROXY monitors wide area network, or WAN, connections in the same manner, using available bandwidth.

     - POLITE NEIGHBORCAST enables the automatic transmission of digital data from one BackWeb Client to others on the same local area network, or LAN, obviating the need for transmission of the data from the server to each BackWeb Client. The transmission from BackWeb Client to BackWeb Client on the same LAN is a fast, efficient and cost-effective means of disseminating the data.

     - POLITE UPSTREAM enables the automatic transmission of digital data from BackWeb Clients to the BackWeb Server when the network connection is idle.

     Polite Communications further improves the efficiency of transmission by reducing the

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

amount of data to be transmitted through various techniques, including:

     - compression of data;

     - updating only the information which has changed since the user's previous download; and

     - eliminating the need to re-send an interrupted transmission by progressively resuming the transmission at the point where it was interrupted.

     ATTENTION MANAGEMENT AND FLASH NOTIFICATIONS. Attention Management is an automatic notification system that alerts users to the delivery of business-critical information through a variety of display techniques including tickers and Flash notifications. These techniques enable companies to attract immediate attention to time-sensitive information. Flashes are a particular display technique that can be customized to notify users and, if desired, can allow management to track the usage of the information. For example, the recipient can be required to acknowledge their receipt of the information, or to immediately launch and interact with a designated application. In addition, Attention Management displays can be programmed to play automatically according to specific scheduling and expiration parameters, after which the information and associated data can be automatically purged.

     CLOSED LOOP DELIVERY. Our Closed Loop Delivery capabilities allow companies to track, manage and survey the effectiveness of communications throughout their extended enterprise. Companies can track the status and use of any digital data delivered via BackWeb or generate reports on the overall usage of the system on a per-user or per-content basis. Using these reports, companies can determine what types of communication are most effective or most popular and adapt their communication strategy appropriately.

PRODUCTS

     BACKWEB FOUNDATION. Our infrastructure software platform, BackWeb Foundation, is based on a set of flexible components including BackWeb Server, BackWeb Development Tools, BackWeb Client and BackWeb Add-On Components. These components enable an organization to capture information from virtually any data source, including websites, file servers, databases, applications and legacy systems, and efficiently and reliably deliver it throughout its extended enterprise. BackWeb Server is a software server which runs on standard hardware servers, and communicates with BackWeb Client, our software program operating on personal computers or workstations.

     BackWeb Server. BackWeb Server communicates with BackWeb Clients and is capable of receiving digital data from various sources, such as the Internet, intranet sites, databases, applications and legacy systems and automatically distributes that data to BackWeb Clients. The BackWeb Server is highly scalable and optimized to support a large number of clients concurrently. Components of BackWeb Server include:

     - BackWeb Server Console. A console that allows a system administrator to manage BackWeb Server and control the information flow across the enterprise through a point-and-click graphical user interface.

     - BackWeb Polite Proxy Server. A software server that:

     -- caches frequently accessed material for a group of BackWeb clients, eliminating the need for redundant data transfers from a company's server;

     -- monitors the WAN connection and communicates only when the network connection is below a certain threshold; and

     -- enables a system administrator to manage the BackWeb Proxy Server
        Console.

     BackWeb Development Tools. BackWeb Development Tools are used to customize the BackWeb Foundation. Components of BackWeb Development Tools include:

     - BackWeb Server Extension API. An application programming interface that allows companies to integrate the BackWeb Server with any digital data source, enabling automated publishing
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

       of content or files from any source to the BackWeb Server.

     - BackWeb Automation SDK and Editor. Includes application programming interfaces and a library of BackWeb-supplied programs which perform tasks between the BackWeb Server and external data sources.

     - BackWeb BALI Editor. Our BackWeb Authoring Language Interface Editor is used by companies to create and modify Flashes.

     BackWeb Client. BackWeb Client, our software program operating on personal computers or workstations, operates in the background and communicates with designated BackWeb Servers during the idle time of a user's network connection, thereby allowing the user to receive data transparently while using other applications without disruption. BackWeb Client:

     - displays information through Flashes and other displays and user interfaces, which may be customized;

     - provides an application programming interface to enable customer and third-party applications to integrate with BackWeb Client; and

     - can be deployed by a single automatic installation file of less than 100k in size that can be sent to the user via the Internet, e-mail or floppy disk.

     BackWeb Add-On Components. BackWeb Foundation, our infrastructure software platform, also includes the following add-on components:

     - BackWeb Enhanced Security Module. Provides encrypted communications between BackWeb Server and BackWeb Clients and certificate authentication of data packages. This module incorporates industry standard technologies from RSA Data Security and VeriSign.

     - BackWeb AutoFile Update Manager. Enables the automatic replication of files or file directories from any directory accessible to the BackWeb Server. Allows the placement of the replicated files in any location on the user's system. Allows management to have complete flexibility over the organization of information on the user's desktop.

     - BackWeb IP Multicasting Connector. In cooperation with StarBurst, we created optional add-ons to the BackWeb Server and BackWeb Client that allow them to communicate via StarBurst's multicasting Internet protocol. These add-ons work in concert with our protocols to provide a deeply integrated communications solution for customers with multicast Internet protocol environments.

     - BackWeb Polite Upstream. BackWeb Polite Upstream enables BackWeb clients to deliver digital data to BackWeb Servers, such as completed questionnaires or surveys.

     BACKWEB SALES ACCELERATOR. In December 1998, we introduced BackWeb Sales Accelerator, our first packaged application built on BackWeb Foundation. BackWeb Sales Accelerator allows companies to keep their extended enterprise equipped with the most up-to-date documents, market information and management announcements by automating the collection and dissemination of business critical information. This application is targeted at companies that need to communicate to geographically dispersed sales forces and indirect sales channels to accelerate their business execution and response time to critical changes affecting their business. Examples of information typically communicated by BackWeb Sales Accelerator include:

     - competitive and industry news and announcements;

     - new pricing policies and updated price lists;

     - product release announcements and associated fact sheets, white papers, and training materials;

     - new or updated software tools;

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

     - critical executive announcements, in video or other formats, regarding company acquisitions or strategic priorities; and

     - new or modified sales presentations and demonstrations.

     BackWeb Sales Accelerator consists of the Market Intelligence Manager, Strategic Publishing Manager and Automated Marketing Encyclopedia modules:

     - Market Intelligence Manager automatically monitors, collects and organizes information from Internet or intranet sites to keep an organization's sales force abreast of the latest industry news, competitive announcements and customer information.

     - Strategic Publishing Manager enables managers to publish and direct the immediate attention of their constituents to time-sensitive and business critical information. Editorial, publishing and access rights are centrally controlled. The published information can be disseminated to users' desktops using our Flash technology.

     - Automated Marketing Encyclopedia enables a company to create a library of sales information and productivity software to which extended enterprise users can subscribe. Once subscribed, users automatically receive this information, software and any subsequent updates.

     BACKWEB SERVICE ACCELERATOR. In August 1999, we introduced BackWeb Service Accelerator, another packaged application built on BackWeb Foundation. BackWeb Service Accelerator allows companies to keep their extended enterprise equipped with the most up-to-date services-related documents, information and management announcements by automating the collection and dissemination of business-critical information. This application is targeted at companies that need to communicate to geographically dispersed service organizations and indirect market service providers to accelerate their business execution and response time to critical changes affecting their business.

     BackWeb Service Accelerator consists of the Automated Encyclopedia, Priority Publishing Manager and Rapid Survey modules:

     - Automated Encyclopedia enables a company to create a library of service information and software to which extended enterprise users can subscribe. Once subscribed, users automatically receive this information, software and any subsequent updates.

     - Priority Publishing enables managers to publish and direct the immediate attention of their constituents to time-sensitive and business critical information. Editorial, publishing and access rights are centrally controlled. The published information can be disseminated to user's desktops using our Flash technology.

     - Rapid Survey enables companies to acquire feedback from its service and support personnel through surveys which collect and analyze information. Companies can publish these surveys through a web-based interface and create questions that have one response, multiple responses or text answers. The published information can be disseminated to user's desktops using our Flash technology.

                                   CUSTOMERS

     We sell our products to a broad base of customers from a variety of industries, including telecommunications, high technology, financial services, retail and travel services. Our customers include industry leaders such as: AT&T Corp., British Telecommunications plc, Carlson Travel, Cisco Systems, Inc., Compaq Computer Corporation, Delta Airlines, Electronic Data Systems, Fidelity Investments Institutional Services Co., Galileo, Goldman Sachs & Co., Hewlett-Packard, AC Nielsen, Network Associates, Inc., o.tel.o, Pacific Bell, RiteAid, Schlumberger, Siemens, US WEST, Nortel Networks and Lucent Technologies, Inc.

     In 1997, revenues from two customers represented 19% and 11% of our revenues. In 1998, no customer accounted for more than

10% of our revenues. In 1999, revenues from one customer accounted for 13% of our revenues.

ALLIANCES WITH BUSINESS PARTNERS

     In order to accelerate the acceptance of our products, we have developed cooperative alliances with leading technology vendors, original equipment manufacturers, applications vendors, web site portals, and Internet-based solutions providers. We believe that these alliances will provide additional marketing and sales channels for our products and will facilitate establishing broad market acceptance for BackWeb's products. The benefits of this approach include enabling BackWeb to concentrate on its core competencies while allowing the development of applications by business partners and reducing the time-to-market for applications based on BackWeb's products. As of December 31, 1999, we have signed agreements for business alliances with BAAN Development B.V., Cable & Wireless USA Inc., RealNetworks, Inc., SAP AG and SAP Labs, Inc.

SALES AND MARKETING

     Our sales strategy is to pursue opportunities with large accounts and industry leaders through our direct sales force, and to penetrate various targeted market segments through multiple indirect distribution channels and strategic partnerships.

     We maintain direct sales personnel in the United States, Canada, Japan, the United Kingdom, the Netherlands, Sweden, Germany and France. The direct sales force consists of sales representatives, systems engineers and telemarketing representatives.

     We intend to increase the size of our direct sales force and to establish additional sales offices domestically and internationally. Competition for sales personnel is intense, and we may not be able to attract, assimilate or retain additional qualified personnel in the future.

     We also partner with large applications vendors and systems integrators that serve our target markets. Through these strategic partnerships, we are able to significantly expand our installed base as our products are incorporated into the vendor's products and systems integrator's custom-developed applications. This installed base can, in turn, be leveraged by us and our partners to develop and market BackWeb Foundation and additional BackWeb Foundation-based applications. We are in the early stages of building these channels and currently have entered into written agreements with a limited number of companies. We may not be able to enter into agreements or establish relationships with desired distribution partners on a timely basis or ensure that such distribution partners will devote adequate resources to selling our products.

     We believe it is important to have a strong international presence. We have established sales offices in the United States, Canada, Japan and a number of countries in Europe. We intend to hire additional sales and marketing personnel in these offices and to establish additional offices to support our international operations.

     We market our products using public relations activities, partners, marketing, advertising, trade shows and marketing and sales materials.

                          CUSTOMER SERVICE AND SUPPORT

     We are in the process of developing a comprehensive service and support organization. Our services are primarily comprised of technical support, consulting and training.

     Our technical support is provided to our customers on an annual basis for an additional fee. This support includes remote assistance with installation, configuration and initial set-up of the application, run-time support and software maintenance releases.

     We also provide consulting, training and on-site installation services. We expect to expand our variety of services both directly and through third-party relationships in order to meet the growing needs of our customers.

                            RESEARCH AND DEVELOPMENT

     We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing

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

additional applications, incorporating that technology and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources in creating a structured process for undertaking all product development projects.

     In addition, we have actively recruited key computer scientists, engineers and software developers and have complemented these individuals by hiring senior management with backgrounds in the commercial software development industries. Through our acquisition of Lanacom, we enhanced our research and development capabilities, particularly with respect to the development of software applications.

     Since our inception, we have focused our research and development efforts on developing and enhancing BackWeb Foundation and our pre-packaged applications. BackWeb is currently working on new applications and adding features and new functionality to our products. Our research and development expenses totaled $5.5 million for the year ended December 31, 1999, $4.6 million for the year ended December 31, 1998, $4.0 million for the year ended December 31, 1997.

                                  COMPETITION

     We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition from current and potential competitors. Many of these companies have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources. In addition, some of our potential competitors are among the largest and most well-capitalized software companies in the world. We expect to face competition from these and other competitors, including:

     - companies addressing certain segments of our market such as Marimba and Tibco;

     - sales force automation and enterprise resource planning, or ERP, vendors that may introduce products competitive to our packaged applications; and

     - communications and information management platform companies such as IBM and its subsidiary Lotus Development Corporation, Microsoft and Sun Microsystems.

     Additional competition could come from operating system vendors, online service providers, client/server applications and tools vendors, multimedia companies, document management companies and network management vendors. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business and operating results could be seriously harmed. In addition, potential competitors may bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products.

     We expect that competition will increase in the near term and that our primary long-term competitors may not have entered the market yet. Increased competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer.

                  INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end-users from a central location. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with customers, including defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of such materials. These claims have been brought and sometimes successfully pressed against online service providers in the past. It is also possible that if any such information, or information that is copied and stored by customers that have deployed our products, contains errors, third parties could make claims against us for losses incurred in reliance on such information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     Our success and ability to compete are substantially dependent upon our internally developed technology. We rely on patent, copyright, trade secret and trademark law to protect our technology. In June 1999, BackWeb received a U.S. patent for its "polite" technology. However, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. Others may develop technologies that are similar or superior to our technology.

     We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and the steps we have taken might not prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States of America.

     Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. We believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Third parties may claim infringement by us with respect to our products and technology. Any such claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require us to enter into royalty or licensing agreements.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business.

                                   EMPLOYEES

     As of December 31, 1999, we had a total of 208 employees, 202 of whom were full-time employees. Of the total number of employees, 68 were engaged in research and development including 6 part-time employees, 82 in sales, marketing and business development, 32 in professional services and technical support and 26 in finance, administration and operations. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and considers our relations with our employees to be good.

     In addition, 58 of our employees are located in Israel. Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations which is the Israeli federation of employers' organizations, apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies to cover these obligations.

                                   FACILITIES

     BackWeb leases approximately 8,500 square feet in a single office building located in Ramat Gan, Israel and approximately 14,365 square feet in a single office building located in San Jose, California. The office space in Ramat-Gan, Israel is leased pursuant to a lease that terminates in May 2004. The office space in San Jose, California is leased pursuant to a lease that expires in January 2002. In addition, BackWeb also maintains a lease for approximately 3,970 square feet of office space in Toronto, Canada. This lease expires in December 2000. In January 2000, we entered into a lease for approximately 8,500 square feet of office space in Toronto, which expires in August 2006. BackWeb also leases space in the following cities:

        CITY                  COUNTRY
        ----                  -------
New York City, NY      U.S.A.
Chicago, IL            U.S.A.
McLean, VA             U.S.A.
Atlanta, GA            U.S.A.
Carrollton, TX         U.S.A.
Framingham, MA         U.S.A.
Doylestown, PA         U.S.A.
Paris                  France
Bagshot                United Kingdom
Amsterdam              Netherlands
Uppsala                Sweden
Hamburg/Munchen        Germany
Tokyo                  Japan

                               LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding the directors and executive officers of BackWeb as of December 31, 1999.

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Eli Barkat................................  36    Chairman of the Board and Chief Executive
                                                  Officer
Hanan Miron...............................  49    Chief Financial Officer
Gwen Spertell.............................  46    Senior Vice President, Sales, Marketing
                                                  and Business Development
Roni Or...................................  45    Vice President, Product Development
Charles Federman..........................  43    Director
Joseph Gleberman..........................  42    Director
William Larson............................  44    Director
Gil Shwed.................................  32    Director

     ELI BARKAT has served as our Chief Executive Officer since 1996. From 1988 to February 1996, Mr. Barkat served as a Managing Director and Vice President of Business Development of BRM Technologies, Ltd, a technology venture firm. Prior to 1988, Mr. Barkat held various positions with the Aurec Group, a communications media and information company, and Daizix Technologies, a computer assisted design applications company. In addition Mr. Barkat served as a paratrooper in the Israel Defense Forces where he attained the rank of lieutenant. Mr. Barkat has a bachelor of science degree in computer science and mathematics from the Hebrew University of Jerusalem.

     HANAN MIRON has served as our Vice President and Chief Financial Officer since March 1999. From January 1997 to February 1999, Mr. Miron served as President of North American Operations of Nice Systems Ltd., a computer telephony integration company. From July 1992 to December 1996, Mr. Miron served as Vice President and Chief Financial Officer of Nice Systems. Mr. Miron has an L.L.B. degree from the Law School of the Hebrew University and a M.B.A. degree from the Amos Tuck School of Business Administration of Dartmouth College.

     GWEN SPERTELL has served as our Senior Vice President, Sales, Marketing and Business Development since December 1997. From September 1989 to December 1997, Ms. Spertell served in various positions at Oracle Corporation, a software company, most recently as Vice President, Global ISV Alliances. Ms. Spertell has a bachelor of arts degree in economics from Rutgers University.

     RONI OR has served as our Vice President, Product Development since May 1998. From February 1996 to May 1998, Mr. Or served as Director of Online Services at the Aurec Group. From January 1991 to February 1996, Mr. Or served as Research and Development Director of Scitex Corporation, a digital printing system company. Mr. Or has a bachelor of science degree in computer science from the Technion Haifa Institute of Technology and a M.B.A. from the Hebrew University of Jerusalem.

     CHARLES FEDERMAN has served as a director of BackWeb since November 1996. Since January 1998, Mr. Federman has served as Managing Director of BRM Technologies, Ltd. From 1983 to January 1998, Mr. Federman served in various positions at Broadview Associates LLC, a financial advisory company, most recently serving as Chairman. Mr. Federman serves on the Board of Directors of Phoenix Technologies Ltd., a software company, Mathsoft, Inc., a software company, and International Microcomputer Software, Inc., a software company. Mr. Federman holds a bachelor of science degree from the Wharton School of the University of Pennsylvania.

     JOSEPH GLEBERMAN has served as a director of BackWeb since November 1998. Since November 1996, Mr. Gleberman has served as a Managing Director in the Principal Investment Area of Goldman, Sachs & Co., an investment banking firm. From November 1990 to November 1996, Mr. Gleberman served as a partner of Goldman, Sachs & Co., a company he joined in 1982. Mr. Gleberman serves on the Board of Directors of Applied Analytical Industries, a pharmaceutical service and development organization and Ticketmaster Online-
CitySearch, Inc., a provider of locally-developed online information and transaction services. Mr. Gleberman holds a bachelor of arts and a master of arts degree from Yale University and an M.B.A. from Stanford University Graduate School of Business.

     WILLIAM LARSON has been a director of BackWeb since September 1997. Since September 1993, Mr. Larson has served as Chief Executive Officer of Network Associates, Inc., a software company, where he currently also serves as President and Chairman of the Board. Mr. Larson has a bachelor of science degree from the Wharton School of the University of Pennsylvania and a J.D. from Stanford University.

     GIL SHWED has served as a director of BackWeb since March 1999. Since July 1993, Mr. Shwed has served as Chief Executive Officer of Check Point Software Technologies Ltd., a software company, where he currently also serves as President and a director. From June 1992 to June 1993, Mr. Shwed served as a Software Manager of Heliogram, a software development company.

                             ELECTION OF DIRECTORS

     Our Articles of Association provide for a board of directors of not less than four members nor more than seven. There are currently five directors on our Board. We currently have a classified Board of Directors consisting of one Class I director, Joseph Gleberman, two Class II directors, William Larson and Charles Federman and two Class III directors, Eli Barkat and Gil Schwed. These directors have been elected to serve until the annual meetings of shareholders to be held in 2000 for the Class I director, 2001 for the Class II directors and 2002 for the Class III directors. These provisions, when coupled with the provision of our Articles of Association authorizing our Board to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board. Each director is elected by an ordinary resolution of the annual general meeting of our shareholders, by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor has been elected. Directors who are up for election in a given year may be removed at any time during that year by an ordinary resolution of the general meeting of the shareholders.

                              ALTERNATE DIRECTORS

     Our Articles of Association provide that any director may appoint another person to serve as an alternate director and may remove such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him or her, except that the alternate has no standing at any meeting while the appointing director is present and the alternate is not entitled to remuneration.

     Any individual, whether or not a director, may act as an alternate director, and the same person may act as the alternate for several directors and have a corresponding number of votes. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

                               OUTSIDE DIRECTORS

     The new Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors by August 1, 2000. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

     - an employment relationship;

     - a business or professional relationship maintained on a regular basis;

     - control; and

     - service as an office holder.

     No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     - the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

     - the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one outside director.

     In addition, the Nasdaq National Market requires us to have at least two independent directors on our board of directors and to establish an audit committee, at least a majority of whose members are independent of management. We intend to appoint new directors who will qualify both as independent directors under the Nasdaq National Market requirements and as outside directors under the Companies Law at our next annual shareholders meeting, which will be held no later than August 1, 2000.

AUDIT COMMITTEE

     The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including at least two outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

INTERNAL AUDITOR

     Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company's independent accountant or its representative.

APPROVAL OF CERTAIN TRANSACTIONS

     The Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to the person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for himself, herself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the table under "Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

     The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

     In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provides otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the articles of association it also must be approved by the audit committee and by the board of directors and, under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter.

     The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company.

     The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

     Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

     - any amendment to the articles of association;

     - an increase of the company's authorized share capital;

     - a merger; or

     - approval of interested party transactions that require shareholder approval.

     In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under a company's articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty. For information concerning the direct and indirect personal interests of some of our office holders and principal shareholders in transactions with us, see "Related Party Transactions."

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Israeli law permits a company to insure an office holder in respect of liabilities incurred by him as a result of the breach of his/her duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he/she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he/she committed in connection with his/her serving as an office holder. Furthermore, a company can indemnify an office holder for monetary liability in connection with his/her activities as an office holder.

     Our articles of association allow us to insure and indemnify office holders to the fullest extent permitted by law. We have acquired directors' and officers' liability insurance covering our officers and directors and our subsidiaries for certain claims.

                           COMPENSATION OF DIRECTORS

     Directors do not receive cash compensation from BackWeb for services they provide as directors, although they are reimbursed for certain expenses in connection with attendance at board and committee meetings. From time to time, certain directors who are not employees of BackWeb may receive grants of options to purchase BackWeb's ordinary shares.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for services rendered to us in all capacities for the fiscal year ended December 31, 1999 by our Chief Executive Officer and the four next most highly compensated executive officers who earned more than aggregate cash compensation of $100,000 during the fiscal year ended December 31, 1999 (collectively, our "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                            ANNUAL                          COMPENSATION
                                         COMPENSATION                        SECURITIES
                                     ---------------------   OTHER ANNUAL    UNDERLYING       ALL OTHER
    NAME AND PRINCIPAL POSITION      SALARY($)    BONUS($)   COMPENSATION     OPTIONS      COMPENSATION($)
    ---------------------------      ----------   --------   ------------   ------------   ---------------
Eli Barkat.........................   $220,008    $130,000           --             --              --
  Chief Executive Officer
Hanan Miron........................    166,667      39,500           --        138,333              --
  Chief Financial Officer
Roni Or............................    115,355      18,500           --         62,013          22,378
  Vice President, Product
  Development
Gwen Spertell......................    197,917      78,750           --             --              --
  Senior Vice President, Sales,
  Marketing and Business
  Development

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999, to each of the executive officers named in the Summary Compensation Table. No stock appreciation rights were granted during this period.

     The exercise price of each option was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The fair market value of our common stock was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock, the liquidation preferences and other rights, privileges and preferences associated with the preferred stock and an evaluation by the board of our revenues, operating history and prospectus.

     The following table presents the grants of stock options to each of the named officers under our 1998 Stock Option Plan during the fiscal year ended December 31, 1999, including the potential realizable value of the options at assumed 5% and 10% annual rates over the term of the option, compounded annually. These rates of returns are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projections of our future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our ordinary shares.

     Percentages shown under "Percent of Total Options Granted to Employees in the Last fiscal Year" are based on an aggregate of 2,690,586 options to employees of Backweb under its 1996 and 1998 Stock Option Plans during the fiscal year ended December 31, 1999.

                                            INDIVIDUAL GRANTS
                         --------------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF                                                     ASSUMED ANNUAL RATES OF
                         SECURITIES    PERCENT OF TOTAL                              STOCK PRICE APPRECIATION FOR
                         UNDERLYING   OPTIONS GRANTED TO   EXERCISE                          OPTION TERM
                          OPTIONS      EMPLOYEES IN THE      PRICE     EXPIRATION   ------------------------------
                          GRANTED      LAST FISCAL YEAR    ($/SHARE)      DATE           5%               10%
         NAME            ----------   ------------------   ---------   ----------   ------------      ------------
Eli Barkat.............    350,000          13.0%            $5.49       3/25/09        518,809         1,054,903
Hanan Miron............    316,666          11.8%            $3.00       3/02/09        142,499           411,666
Roni Or................         --             --               --            --             --                --
                                --             --               --            --             --                --
Gwen Spertell..........         --             --               --            --             --                --
                                --             --               --            --             --                --

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following table sets forth options exercised by each of the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 1999, and the number and value of securities underlying unexercised options that are held by these executive officers as of December 31, 1999.

     Amounts shown under the column "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.
     Amounts shown under the column "Value of Unexercised In-the-Money Options at Fiscal Year End" are based on the fair market value of our common stock at December 31, 1999, $42.13 per share, less the exercise price payable for such shares.

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                SHARES                 OPTIONS AT FISCAL YEAR END          FISCAL YEAR END
                               ACQUIRED      VALUE     ---------------------------   ---------------------------
            NAME              ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   --------   -----------   -------------   -----------   -------------
Eli Barkat..................    350,000     $ 84,000          --              --            --              --
Hanan Miron.................    158,333       71,250     138,333              --     5,412,970              --
Roni Or.....................     30,000     $896,250      62,013         207,988     2,482,380       8,125,610
Gwen Spertell...............    369,208      695,674          --         122,458            --       4,901,993

                                  OPTION PLANS

     We maintain three option plans, a 1996 Israeli Option Plan, a 1996 U.S. Option Plan and a 1998 U.S. Option Plan.

     An aggregate of approximately 10.3 million shares have been reserved under the 1996 Israeli Option Plan, the 1996 U.S. Option Plan and the 1998 U.S. Option Plan, including those options already exercised. Under these plans, in 1998 and 1999, options to purchase 3,236,500 and 2,690,586 ordinary shares were granted. Options to purchase 5,271,131 ordinary shares were outstanding at December 31, 1999, and 2,624,642 options remained available for future grant. The options granted generally vest over a four-year period from the date of the grant.

1996 ISRAELI OPTION PLAN

     Under our Israeli Option Plan, options exercisable for ordinary shares may be granted to employees, officers, directors and consultants of BackWeb or any other member of the BRM group. The exercise price of options granted under the Israeli Option Plan may not be less than the nominal value of the shares into which such option is exercisable. Each option granted under the Israeli Option Plan may expire no later than seven years from the date of the grant. Options granted under the Israeli Option Plan generally vest over a four-year period.

1996 U.S. OPTION PLAN

     Under our 1996 U.S. Option Plan incentive stock options exercisable for ordinary shares have been granted only to employees, and nonstatutory stock options may be granted to employees, officers, directors and consultants of BackWeb and any other members of the BRM group. The 1996 U.S. Option Plan may be administered by the Board or a committee designated by the Board. BackWeb is no longer granting options under the 1996 U.S. Option Plan.

     Options granted under the 1996 U.S. Plan generally vest over a four-year period. Each option granted under the 1996 U.S. Plan may expire not later than seven years from the date of the grant. The Board may amend or modify the plan in all respects, except that no amendment or modification shall adversely affect the rights of plan participants. In the event of a merger or sale all options will be assumed by the successor corporation or fully vested for a period of 15 days, after which the options will expire. The 1996 U.S. Option Plan will terminate on November 1, 2006, unless terminated earlier in accordance with its provisions.

1998 U.S. OPTION PLAN

     Our 1998 U.S. Option Plan provides for the grant of incentive stock options to employees and nonstatutory stock options and share purchase rights to employees, directors and consultants. The number of shares reserved for issuance under this plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of (a) 1,400,000 shares, (b) 3% of the outstanding shares on such date or (c) an amount determined by the Board. We are currently contemplating an additional increase in the 1998 U.S. Option Plan in an amount of approximately 3% of our outstanding shares. The board may determine to allocate substantially all of these shares to our senior management as an incentive to continue their services. We have not yet determined whether we will pursue this increase in our 1998 U.S. Option Plan, and if we do decide to pursue this increase, it will be subject to the approval of our board and shareholders. The 1998 U.S. Option Plan is currently administered by the Board of Directors, although the Board may designate certain committees to administer the 1998 U.S. Option Plan with respect to different groups of service providers.

     Options and share purchase rights granted under the 1998 U.S. Option Plan will vest as determined by the relevant administrator, and if not assumed or substituted by a successor corporation will accelerate and become fully vested in the event of an acquisition of BackWeb. The exercise price of options and share purchase rights granted under the 1998 U.S. Option Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. Options granted under the 1998 U.S. Option Plan generally vest over a four-year period. The Board of Directors may amend, modify or terminate the 1998 U.S. Option Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The 1998 U.S. Option Plan will terminate in 2008, unless terminated earlier by the Board of Directors.

     1999 EMPLOYEE STOCK PURCHASE PLAN

     Our 1999 Employee Stock Purchase Plan, or the Purchase Plan, provides our employees with an opportunity to purchase our ordinary shares through accumulated payroll deductions. A total of 600,000 ordinary shares have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of (a) 833,333 shares, (b) 2% of the outstanding shares on such date or (c) an amount determined by the Board. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Purchase Plan permits eligible employees to purchase ordi-nary shares through payroll deductions of up to 15% of an employee's compensation, up to a maximum of $25,000 for all purchases ending within the same calendar year. Employees are eligible to participate if they are employed by BackWeb for at least 20 hours per week and more than five months in any calendar year. Unless the Board of Directors or its committee determines otherwise, each offering period will run for six months. New offering periods commence on March 1 and September 1. In the event of an acquisition of BackWeb, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date. The price at which ordinary shares will be purchased under the Purchase Plan is equal to 85% of the fair market value of the ordinary shares on the first or last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. Generally, the Board may amend, modify or terminate the Purchase Plan at any time as long as such amendment, modification or termination does not impair the rights of plan participants. The Purchase Plan will terminate in 2009, unless terminated earlier in accordance with its provisions.

                           RELATED PARTY TRANSACTIONS

                             RELATIONSHIP WITH BRM

     In 1995, we signed an agreement with EliBarkat Holdings Ltd., a company controlled by Eli Barkat, BackWeb's Chairman of the Board and Chief Executive Officer, NirBarkat Holdings Ltd., a company controlled by Nir Barkat, BackWeb's former Chairman of the Board, and Yuval 63 Holdings (1995) Ltd., a company controlled by Yuval Rakavy, a former director of BackWeb. In accordance with the terms of this agreement, these three companies loaned BackWeb an aggregate of $500,000. The loan is denominated in NIS and is payable at a rate of 2.5% of cumulative consolidated revenues in excess of $5,000,000.

     Eli Barkat, Nir Barkat and Yuval Rakavy historically have provided BackWeb with management and administrative services, through companies controlled by them in return for fees and reimbursement of expenses. Aggregate amounts incurred for these services were approximately $540,000, $516,000, and $220,000 during the years ended December 31, 1996, 1997, and 1998 respectively. For the year ended December 31, 1999, we did not pay any fees or incur any expenses for these services. Effective September 30, 1996, $748,000 of accounts payable to the three companies for their services were converted into a loan with terms substantially similar to those of the $500,000 loan.

     As of September 1998, Eli Barkat became a full-time employee of BackWeb and began to receive his full compensation as an officer from BackWeb. As of March 1999, BackWeb terminated its service arrangements with the companies controlled by Nir Barkat and Yuval Rakavy. As of December 31, 1999, $823,000 remained outstanding under the two loans after reflecting currency conversion adjustments and repayment.

     BackWeb historically has paid to BRM Technologies Ltd., a company controlled by Eli Barkat, Nir Barkat and Yuval Rakavy through their holding companies, fees for research and development services on the basis of cost plus 15% and expenses at cost. Amounts incurred for these services were approximately $1.2 million, $873,000 during and $235,000 for the years ended December 31, 1997, 1998 and 1999.

     BackWeb has exclusive ownership of all technology developed by BRM Technology Ltd. for BackWeb and by BRM Technology Ltd.'s employees contracted to BackWeb.

     EliBarkat Holdings Ltd., NirBarkat Holdings Ltd. and Yuval 63 Holdings
(1995) Ltd. agreed that in connection with our Series A Preferred Stock financing they would:

     - purchase shares of our Series A Preferred Stock; and

     - forego their right to acquire additional shares of our Series A Preferred Stock in exchange for the right to designate employees and consultants of BRM Technologies Ltd. as beneficiaries of options to acquire up to 792,167 ordinary shares of BackWeb under our 1996 Israeli Option Plan, all of which have been granted.

                       RELATIONSHIP WITH DELIVEREX, INC.

     Some of our major shareholders currently own interests in DeliverEx, Inc. These shareholders include EliBarkat Holdings Ltd., NirBarkat Holdings Ltd., Yuval 63 Holdings (1995) Ltd., BARE, L.L.C., a company controlled by Charles Federman, who is a BackWeb director, affiliates of the Goldman Sachs Group, L.P. and Intel Corporation. As a group, these shareholders have a controlling interest in DeliverEx, Inc. In addition, Charles Federman currently serves as the chairman of the board of directors of DeliverEx, Inc. and Joseph Gleberman, one of our directors, also serves on the board of DeliverEx.

     In September 1999, BackWeb Technologies Inc., our U.S. subsidiary, granted a nonexclusive license to DeliverEx to use the BackWeb Foundation program for users of DeliverEx's consumer-oriented DeliverEx Lite services in exchange for payment of license fees and technical support services fees. In December 1999, BackWeb Technologies Inc. granted an additional nonexclusive license to DeliverEx to use the BackWeb Foundation program for users of DeliverEx's business-oriented DeliverEx Pro services in exchange for payment of license fees and technical support services fees. DeliverEx will use the BackWeb Foundation product to enable its customers to deliver digital data through the internet.

     In addition, in December 1996, BackWeb Technologies Inc. and DeliverEx also entered into a letter of intent to define the terms and conditions under which DeliverEx would be granted the right to use the BackWeb Foundation program on a royalty basis in the operation of its various web delivery services, including the DeliverEx Lite service and the DeliverEx Pro service. These rights would be granted subject to negotiation and execution of a definitive license agreement. The letter of intent provides that DeliverEx would be able to use BackWeb Foundation program to operate DeliverEx's web-based delivery services. Based on the reported number of users, DeliverEx will pay BackWeb either a percentage of the gross quarterly revenues attributable to these users or a minimum per user royalty, whichever is greater. The letter of intent also provides that DeliverEx shall have product development participation and support rights. The letter of intent and execution of definitive agreements is subject to approval and ratification by our board of directors, the audit committee of the board of directors and our shareholders.

     In February 2000, BackWeb entered into a stock purchase agreement and other related agreements with DeliverEx to acquire shares of DeliverEx preferred stock in amount equal to 10% of the outstanding shares of DeliverEx on a fully diluted basis. This agreement is subject to the approval of our shareholders.

                        SALE OF SERIES D PREFERRED STOCK

     Between December 1997 and March 1999, BackWeb sold its Series D Preferred Stock in a series of private transactions with a number of investors, including holding companies controlled by Eli Barkat, Nir Barkat and Yuval Rakavy, and investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs, lead manager of this offering, are general partners, managing general partner or investment manager. The holding companies controlled by Eli Barkat, Nir Barkat and Yuval Rakavy each purchased 1,619,073 shares of Series D Preferred Stock. Upon closing of this offering, each block of 1,619,073 Series D Preferred Stock will convert into 539,691 ordinary shares. Investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs, lead manager of this offering, are general partners, managing general partner or investment manager purchased 2,818,030 shares of Series D Preferred Stock, which upon the closing of this offering converts into 939,343 ordinary shares. In January 1998, BancAmerica Robertson Stephens, an affiliate of BancBoston Robertson Stephens Inc., one of the underwriters in this offering, participated as the placement agent for the Series D Preferred Stock.

                         REGISTRATION RIGHTS AGREEMENT

     The holders of 25,685,739 ordinary shares have rights to register those shares under the Securities Act pursuant to registration rights agreements. Holders of these registrable shares have unlimited rights to request that these shares be included in any BackWeb-initiated underwritten public offering of our securities. The underwriters may reduce the registrable shares to be included on the registration statement for marketing reasons. In addition, at any time on or prior to the earlier of December 27, 2002 or six months after the effective date of our initial public offering, holders of a majority of the registrable shares may demand that we register these shares up to two times. Also, one year after we become a public reporting company, holders of registrable shares may request that we effect a registration of these shares on a shelf registration statement once in any twelve-month period. All expenses incurred in connection with such registrations, other than underwriters' and brokers' discounts and commissions, will be borne by BackWeb.

                               LOANS TO OFFICERS

     In March 1999, we loaned Eli Barkat, our Chief Executive Officer, $2,026,500 pursuant to a promissory note for the exercise of his stock options at an annual interest rate of 5.25%. The note is secured in part by a pledge of Mr. Barkat's ordinary shares and is payable in installments over the next four years.

     In March 1999, we loaned Hanan Miron, our Chief Financial Officer, $475,000 pursuant to a promissory note for the exercise of his stock options at an annual interest rate of 5.25%. The note is secured in part by a pledge of Mr. Miron's ordinary shares and is payable in installments over the next four years.

     In March 1999, we loaned Gwen Spertell, our Senior Vice President, Sales, Marketing and Business Development, $443,138 pursuant to a promissory note for the exercise of her stock options at an annual interest rate of 5.25%. The note is secured in part by a pledge of Ms. Spertell's ordinary shares and is payable in installments over the next four years.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 27, 2000 and as adjusted to reflect the sale of ordinary shares offered by us in this offering, for:

     - each person known by us to beneficially own more than 5% of the outstanding ordinary shares;

     - each of our officers;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities.

     Except as indicated below, the address for each listed director and officer is c/o BackWeb Technologies Ltd., 3 Abba Hillel Street, Ramat Gan, Israel. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of ordinary shares outstanding used in calculating the percentage in the table below includes the ordinary shares underlying options or warrants held by such person that are exercisable within 60 days of March 31, 1999, but excludes ordinary shares underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 37,010,502 ordinary shares outstanding as of March 27, 2000.

                                                           NUMBER OF           PERCENTAGE OF
                                                        ORDINARY SHARES       ORDINARY SHARES
                  BENEFICIAL OWNER                     BENEFICIALLY OWNED    BENEFICIALLY OWNED
                  ----------------                     ------------------    ------------------
5% SHAREHOLDERS
Yuval 63 Holdings (1995) Ltd.........................      3,352,342                 9.1%
  c/o BRM Technologies, Ltd.
  P.O. Box 45065
  5 Kiryat Madas Har Hotzvim
  Jerusalem 91450 Israel
Nir Barkat Holdings Ltd. ............................      3,352,342                 9.1%
  c/o BRM Technologies, Ltd.
  P.O. Box 45065
  5 Kiryat Madas Har Hotzvim
  Jerusalem 91450 Israel
United States Trust Company of New York..............      3,272,677                 8.9%
  West 47th Street, 25th Floor
  New York, New York 10036
The Goldman Sachs Group..............................      3,272,676                 8.9%
  85 Broad Street
  New York, New York 10004
EXECUTIVE OFFICERS AND DIRECTORS
Eli Barkat...........................................      3,702,342                10.0%
Joseph Gleberman.....................................      3,272,676                 8.9%
Charles Federman.....................................        768,264                 2.1%
Hanan Miron..........................................        316,666                   *
Gwen Spertell........................................        313,147                   *
Roni Or..............................................         62,013                   *
William Larson.......................................         38,889                   *
Gil Shwed............................................         25,000                   *
All executive officers and directors as a group (8
  persons)...........................................      8,498,997                23.0%

-------------------------
       Yuval Rakavy, a former BackWeb director, owns substantially all of the equity and voting power of Yuval Rakavy Ltd., the parent company of Yuval 63 Holdings (1995) Ltd.

       Nir Barkat, a former BackWeb director, owns substantially all of the equity and voting power of Nir Barkat Ltd., the parent company of NirBarkat Holdings Ltd. Nir Barkat is the brother of Eli Barkat, our Chief Executive Officer.

       The shares listed in the table above represent 3,272,676 shares owned by investment partnerships, of which affiliates of The Goldman Sachs Group are the general partner, managing general partner or investment manager, including:

        - 1,955,591 ordinary shares held by GS Capital Partners II, L.P.;

        - 777,427 ordinary shares held by GS Capital Partners II Offshore, L.P.;

        - 72,132 ordinary shares held by Goldman, Sachs & Co. Verwaltungs GmbH;

        - 278,594 ordinary shares held by Stone Street Fund 1996, L.P.; and

        - 188,932 ordinary shares held by Bridge Street Fund 1996, L.P.

       The Goldman Sachs Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Mr. Gleberman, a Managing Director of Goldman, Sachs & Co. and a director of BackWeb, disclaims beneficial ownership of ordinary shares which may be deemed to be beneficially owned by The Goldman Sachs Group except to the extent of his pecuniary interest arising from his interest in The Goldman Sachs Group.

       The shares listed in the table above for all executive officers and directors as a group include 1,836,900 ordinary shares held by executive officers and directors subject to the right of repurchase in favor of BackWeb during a vesting period of four years and 200,346 ordinary shares held by executive officers and directors subject to options which are exercisable within 60 days of March 31, 1999.

       The shares listed in the table above for Joseph Gleberman include 3,272,676 shares held by entities affiliated with the Goldman Sachs Group. Mr. Gleberman is a Managing Partner of Goldman Sachs & Co.

       The shares listed in the table above for Charles Federman include 539,691 shares held by Bare LLC, an entity substantially controlled by Charles Federman.

       The shares listed in the table above for Hanan Miron include vested but unexercised options to purchase 138,333 ordinary shares.

       The shares listed in the table above for Roni Or represent vested but unexercised options to purchase 62,013 ordinary shares.

                              SELLING SHAREHOLDERS

     The following table sets forth as of the date of this prospectus, the name of each of the selling shareholders, the number of shares of common stock that each selling shareholder owns, the number of shares of common stock owned by each selling shareholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock to be held by each selling shareholder assuming the sale of all the common stock offered hereby.
     The selling shareholders are former or current shareholders of BackWeb Canada, Inc., our Canadian subsidiary, and certain shareholders entitled to registration rights. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

                                                    SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                       OWNED PRIOR TO                          OWNED AFTER
                                                        OFFERING(1)          NUMBER OF         OFFERING(1)
                                                    --------------------    SHARES BEING   -------------------
           NAME OF SELLING SHAREHOLDER               NUMBER      PERCENT      OFFERED      NUMBER     PERCENT
--------------------------------------------------  ---------    -------    ------------   -------    --------
1247582 Ontario Ltd...............................     55,713        *          55,713        0          *
Altamira Management Ltd.(2).......................     31,517        *          31,517        0          *
Amaranth Resources Ltd.(2)........................    100,140        *         100,140        0          *
Amato, Albert.....................................     58,481        *          58,481        0          *
Barford, Jean.....................................        711        *             711        0          *
Bitahon Ltd. .....................................    120,140        *         120,140        0          *
Brant & Co. ......................................    746,433                  746,433        0          *
Busch, Randy......................................      1,554        *           1,554        0          *
Nippon Investment & Finance Co. Ltd...............     89,082        *          89,082        0          *
Morell, Glen......................................     10,663        *          10,663        0          *
Protege Software (Holdings) Ltd...................    142,214                  142,214        0          *
Roytor & Co. .....................................     15,995                   15,995        0          *
Sampaleanu, Colin.................................     14,217        *          14,217        0          *
Silver, Jennifer..................................      7,109        *           7,109        0          *
Turner, Lee.......................................      9,007        *           9,007        0          *
Vidov, Mark.......................................      2,844        *           2,844        0          *
Wu, Dennis........................................     21,327        *          21,327        0          *

SHARES TO BE DISTRIBUTED BY TRINITY VENTURES V,
  L.P.
Limited Partners:
--------------------------------------------------
Fremont Sequoia Holdings..........................     29,746        *          29,746        0          *
Crescent Intl Holdings............................      4,958        *           4,958        0          *
Harbourvest VI Ltd. ..............................      4,958        *           4,958        0          *
Bradley Holdings, Ltd.............................      1,983        *           1,983        0          *
Miami Corporation.................................      1,983        *           1,983        0          *
Big Trees.........................................      1,242        *           1,242        0          *
Diane Wilsey......................................        246        *             246        0          *
Union Insurance...................................      1,498        *           1,487        0          *
Capital Asia......................................      1,339        *           1,339        0          *
Carrara Venture Fund..............................        991        *             991        0          *
Ciocca Living Trust...............................        991        *             991        0          *
CI Venture Capital................................        991        *             991        0          *
Hallco............................................        991        *             991        0          *
Henry Living Trust................................        991        *             991        0          *
Hitachi...........................................        991        *             991        0          *
Suwannukul Family Trust...........................        991        *             991        0          *
Bank of Tokyo.....................................        991        *             991        0          *
Ohawine Trust.....................................        654        *             654        0          *
Thanksgiving Foundation...........................        654        *             654        0          *
W. Andrew Beckstoffer.............................        496        *             496        0          *

                                                    SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                       OWNED PRIOR TO                          OWNED AFTER
                                                        OFFERING(1)          NUMBER OF         OFFERING(1)
                                                    --------------------    SHARES BEING   -------------------
           NAME OF SELLING SHAREHOLDER               NUMBER      PERCENT      OFFERED      NUMBER     PERCENT
--------------------------------------------------  ---------    -------    ------------   -------    --------
Donald Chase Doolittle............................        496        *             496        0          *
Rod & Connie Georgiu..............................        496        *             496        0          *
Edith Stern Trust.................................        496        *             496        0          *
Peter Stott.......................................        496        *             496        0          *
Sutro Group.......................................        496        *             496        0          *
Rees Family Trust.................................        397        *             397        0          *
Pente Venture Trust...............................        332        *             332        0          *
Cameron Trust.....................................        327        *             327        0          *
Brian Aspland.....................................        248        *             248        0          *
Michael & Yvonne Deggelman........................        248        *             248        0          *
Herbert M. Dwight, Trustee........................        248        *             248        0          *
Richard Frank Living Trust........................        248        *             248        0          *
Kevin E. Grant....................................        248        *             248        0          *
Herst Family Trust................................        248        *             248        0          *
Laval Family Trust................................        248        *             248        0          *
Paul Lego.........................................        248        *             248        0          *
Harold Naparst....................................        248        *             248        0          *
John O'Donnell IRA Rollover.......................        248        *             248        0          *
Quinn Family Trust................................        248        *             248        0          *
Shapiro Family Trust..............................        248        *             248        0          *
George O. Sheldon Trust...........................        248        *             248        0          *
James Simpson.....................................        248        *             248        0          *
Maurice Werdegar..................................        248        *             248        0          *
Wayne and Judith Earl Trust.......................        248        *             248        0          *
Woodside Electronics Trust........................        248        *             248        0          *

General Partners:
Fremont Sequoia Holdings..........................      2,577        *           2,577        0          *
Lederer-Orr Trust.................................      4,294        *           4,294        0          *
Fenton Family 1994 Trust..........................      4,294        *           4,294        0          *
Shennan 1995 Trust................................      4,294        *           4,294        0          *
Francis-Matlock Trust.............................      1,288        *           1,288        0          *
Augustus Tai......................................        429        *             429        0          *
TVL Management Corp...............................          7        *               7        0          *

SHARES TO BE DISTRIBUTED BY TRINITY SIDE-BY-SIDE
  FUND, L.P.
Limited Partners:
Fremont TVL V Partners............................      2,009        *           2,009        0          *
Nierenberg Family Trust...........................        179        *             179        0          *
Judy Wunderlich Trust.............................         65        *              65        0          *
Michele A. Valentine..............................          7        *               7        0          *
Lederer-Orr Trust.................................        789        *             789        0          *
Fenton 1994 Trust.................................        538        *             538        0          *
Shennan Family Partnership........................        610        *             610        0          *
Francis-Matlock Trust.............................        108        *             108        0          *

General Partners:
Lederer-Orr Trust.................................         11        *              11        0          *
Fenton 1994 Trust.................................         11        *              11        0          *
Shennan 1995 Trust................................         11        *              11        0          *
Francis-Matlock Trust.............................          3        *               3        0          *

                                                    SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                       OWNED PRIOR TO                          OWNED AFTER
                                                        OFFERING(1)          NUMBER OF         OFFERING(1)
                                                    --------------------    SHARES BEING   -------------------
           NAME OF SELLING SHAREHOLDER               NUMBER      PERCENT      OFFERED      NUMBER     PERCENT
--------------------------------------------------  ---------    -------    ------------   -------    --------
Augustus Tai......................................          1        *               1        0          *
TVL Management Corp...............................          0        *               0        0          *
Fremont Sequoia Holdings..........................          6        *               6        0          *
                                                    ---------     ----       ---------        --         --
         TOTAL....................................                           1,514,104

---------------
 *  Less than 1%.

(1) Based on 37,010,502 shares outstanding as of March 27, 2000.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of BackWeb in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered by this prospectus on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered by this prospectus may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of BackWeb's ordinary shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell BackWeb's ordinary shares short and deliver the shares offered hereby to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholder and/or purchasers of the shares offered by this prospectus (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling shareholder. Broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from
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

the registration or qualification requirement is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

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

                          DESCRIPTION OF SHARE CAPITAL

                             DESCRIPTION OF SHARES

     Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our memorandum of association and articles of association, a copy of each of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Our authorized share capital consists of 200,067,829 shares, NIS 0.03 nominal value per share (except for the Series E Preferred Share, which has a nominal value of NIS 0.01 per share), including 150,067,829 ordinary shares, 50 million preferred shares and one Series E Preferred Share. For a description of the Series E Preferred Share, please see "-- Description of Preferred Stock" on the next page. As of March 27, 2000, there were 37,010,502 ordinary shares issued and outstanding.

                         DESCRIPTION OF ORDINARY SHARES

     All issued and outstanding ordinary shares of BackWeb are, and the ordinary shares offered hereby when issued and paid for will be, duly authorized and validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. Neither the memorandum of association or articles of association of BackWeb nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

DIVIDEND AND LIQUIDATION RIGHTS

     The ordinary shares offered by this prospectus, when issued, will be entitled to the full amount of any cash or share dividend declared from the date of the consummation of this offering. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends out of legally available assets and, in the event of the winding up of BackWeb, to share ratably in all assets remaining after payment of liabilities, subject to applicable law. The board of directors may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as the board of directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the board of directors.

     In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Any change in the registered capital of BackWeb, which does not include the issuance of registered but unissued shares, including the creation of a new class of shares with rights superior or inferior to existing classes of shares may be adopted by a "special resolution." A special resolution is the resolution of the holders of 75% or more of the shares participating in a general meeting.

     An annual general meeting shall be held once every calendar year at such time, but not later than 15 months after the last annual general meeting, and at such place, either within or outside of the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than fifty percent of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At such adjourned meeting, any two shareholders present in person or by proxy will constitute a quorum.

     Most shareholder resolutions, including resolutions for the election of directors, the declaration of dividends, the appointment of auditors or the approval of transactions with office holders as required by the Companies Ordinance will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Certain corporate actions such as:

     - amending the articles of association;

     - amending the memorandum of association;

     - changing our name;

     - making changes in our capital structure such as a reduction of capital, increase of capital or share split;

     - merger or consolidation;

     - voluntary winding up; and

     - authorizing a new class of shares or changing special rights of a class of shares must be approved by a "special resolution" and will be deemed adopted only if approved by the voting power represented in person or by proxy at the meeting and voting thereon.

     Under the new Israeli Companies Law, which took effect on February 1, 2000, our shareholders are entitled to amend our articles of association to eliminate the distinction between ordinary resolutions and special resolutions. An amendment to eliminate this distinction requires the adoption of a special resolution, but thereafter all resolutions can be adopted by a simple majority. Currently, there is no proposal to amend our articles of association to eliminate the distinction between ordinary resolutions and special resolutions.

TRANSFER OF SHARES AND NOTICES

     Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least 21 days' prior notice of shareholder meetings. Under the Company's Articles of Association, a record date for the purpose of determining the shareholders entitled to notice and to vote at such meeting, may not be fixed before 90 days prior to the date of the meeting. Proposed regulations under the Companies Law would provide that the record date must be between four and 35 days prior to the date of the meeting.

MODIFICATION OF CLASS RIGHTS

     If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by our articles of association, may be modified or abrogated by BackWeb by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or with the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

                         DESCRIPTION OF PREFERRED STOCK

     BackWeb has one share of Series E Preferred Stock outstanding. In connection with our acquisition of Lanacom, Inc., a Canadian company, in August 1997, we are obligated to issue to the former Lanacom shareholders an aggregate of 2,595,501 ordinary shares in exchange for the exchangeable shares in BackWeb Canada held by the former Lanacom shareholders at any time, at the election of the holders thereof, into our ordinary shares. The share of Series E Preferred Stock was issued to a trustee for the former Lanacom shareholders pursuant to a Voting and Exchange Trust Agreement. Under this agreement, the exchangeable shareholders are entitled to exercise voting rights equivalent to voting rights attaching to the same number of ordinary shares by and through the trustee of the share of Series E Preferred Stock. The share of Series E Pre-ferred Stock will be canceled at such time that no exchangeable shares are held by the former Lanacom shareholders. The exchangeable share structure is a common tax-advantageous structure used in acquisitions of Canadian companies.

     BackWeb has an additional 50 million preferred shares authorized. The board of directors has the authority to issue the preferred shares without further vote or action by the shareholders in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. If the board of directors issues preferred shares, this may delay, defer or prevent a change in control of BackWeb without further action by the shareholders. For example, the board of directors could issue preferred shares that have the power to prevent a change of control transaction. The issuance of preferred shares with voting and conversion rights may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. BackWeb currently has no plans to issue any of the unissued preferred shares.

                              REGISTRATION RIGHTS

     The holders of 25,685,739 ordinary shares have rights to register those shares under the Securities Act pursuant to registration rights agreements. Holders of these registrable shares have unlimited rights to request that these shares be included in any BackWeb-initiated underwritten public offering of our securities. The underwriters may reduce the registrable shares to be included on the registration statement for marketing reasons. In addition, at any time the earlier of December 27, 2002 or six months after June 7, 1999 holders of a majority of the registrable shares may demand that we register these shares up to two times. Also, one year after we become a public reporting company, holders of registrable shares may request that we effect a registration of these shares on a shelf registration statement once in any twelve-month period.

     In addition, we agreed to register the resale of the ordinary shares issuable upon the exchange of the exchangeable shares held by the former shareholders of Lanacom, Inc. pursuant to this prospectus. All expenses incurred in connection with such registrations, other than underwriters' and brokers' discounts and commissions, will be borne by BackWeb.

                     ANTI-TAKEOVER EFFECTS OF ISRAELI LAWS

     The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

     - there is a limitation on acquisition of any level of control of the company, or

     - the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

     Finally, Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation.

                             ACCESS TO INFORMATION

     We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, we must file with the Registrar of Companies our articles of association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

                          TRANSFER AGENT AND REGISTRAR

     BackWeb has appointed American Stock Transfer and Trust Company as the transfer agent and registrar for the ordinary shares.

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

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax considerations relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986, and existing final, temporary and proposed Treasury Regulations, administrative rulings and judicial decisions, all of which are subject to prospective and retroactive changes. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the United States federal income tax treatment of an investment in ordinary shares and there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax considerations that may be relevant to a particular investor. We urge you to consult your own tax advisor regarding your specific tax situation. For example, the summary applies only to holders who hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

     - insurance companies,

     - tax-exempt organizations,

     - dealers in securities or currency,

     - banks or other financial institutions,

     - investors that hold ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction,

     - holders that own, directly or indirectly, ten percent or more, by vote or value, of our outstanding ordinary shares.

Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to holders of equity interests in entities that own ordinary shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment on the ordinary shares. Except as specifically noted, the disclosure assumes, when it refers to non-U.S. holders, that income or gain received by a non-U.S. holder in connection with an investment in ordinary shares will not be treated as effectively connected with a U.S. trade or business.

     For purposes of this discussion, "U.S. holder" means a holder of ordinary shares that is:

     - a citizen or resident of the United States, including a nonresident alien individual who is a lawful permanent resident of the United States or meets the "substantial presence test" under Section 7701(b) of the Code,

     - a partnership or corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia,

     - an estate, the income of which is subject to United States federal income tax regardless of its source or a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trusts, or (b) the trust was in existence on August 20, 1996 and has properly elected to be treated as a domestic trust.

     The term "non-U.S. holder" refers to any holder of ordinary shares other than a U.S. holder.

                            TAXATION OF U.S. HOLDERS

DISTRIBUTIONS ON ORDINARY SHARES

     Distributions made by us with respect to ordinary shares generally will constitute taxable dividends for federal income tax purposes. These distributions will be taxable to a U.S. holder as ordinary income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of current or accumulated earnings and profits will be treated first as a non-taxable return of capital which will reduce the U.S. holder's tax basis in the ordinary shares. Any such distributions in excess of a U.S. holder's tax basis in the ordinary shares will be treated as capital gain to the U.S. holder and will be

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

either long-term or short-term capital gain depending upon the U.S. holder's federal income tax holding period for the ordinary shares.

     Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245.

     The amount of any cash distribution paid in a foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the day the dividends are received. A U.S. holder may recognize gain or loss upon a subsequent sale or other disposition of the foreign currency (including an exchange of the foreign currency for U.S. dollars). Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss for United States federal income tax purposes.

     Subject to certain conditions and limitations, including certain holding period requirements, any Israeli withholding tax imposed upon any distributions under United States income tax law should be eligible for credit against a U.S. holder's federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all creditable foreign taxes. There is an overall limitation on foreign taxes eligible for credit which is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute "passive income" and will be treated as "foreign source" unless the 25%, 3 year test described below under "Taxation of Non-U.S. Holders -- Distributions on Ordinary Shares" is met.

SALE OR EXCHANGE OF ORDINARY SHARES

     A U.S. holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. holder's tax basis in the ordinary shares. Accordingly, gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The gain or loss on such disposition will be long term-capital gain or loss if the selling U.S. holder has held the ordinary shares for more than one year. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ordinary shares will be treated as United States source income or loss, as the case may be, for United States foreign tax credit purposes. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

PASSIVE FOREIGN INVESTMENT COMPANY

     A foreign corporation generally will be treated as a "passive foreign investment company," or PFIC, if, after applying certain "look-through" rules, either

     - 75% or more of its gross income for the taxable year is passive income or

     - on average for the taxable year, by value, 50% or more of its assets produce or are held for the production of passive income.

     Passive income for this purpose generally includes items such as:

     - dividends

     - interest

     - rents

     - royalties and the excess of gains over losses from securities and commodities transactions

     The look-through rules provide in part that a foreign corporation that owns at least 25%, by value, of a subsidiary will treat that proportion of the subsidiary's assets and income as held or received directly by the foreign parent.

     We do not anticipate that we will be a PFIC in the future because we expect that less than 75% of our annual gross income will be passive income and less than 50% of our

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

assets will be passive assets, based on the look-through rules, our current income and assets and the manner in which we anticipate conducting our businesses in the future. We do not believe we were a PFIC at the end of our last fiscal year based upon our determination of our income and assets. However, there can be no assurance that we are not or will not be treated as a PFIC in the future.

     If we were to be treated as a PFIC, all U.S. holders might be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain amounts treated as "excess distributions," including any gain on the sale of ordinary shares. In order to avoid this tax consequence, a U.S. holder

     - may be permitted to make a "qualified electing fund" election, in which case, in lieu of the treatment described in the previous sentence, the U.S. holder would be required to include in its taxable income certain undistributed amounts of our income and gain or

     - may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares.

     Neither we nor our advisors has the duty to, or will undertake to, inform U.S. holders of changes in circumstances that would cause us to become a PFIC. U.S. holders should consult their own tax advisors concerning our status as a PFIC. We do not currently intend to take any action necessary for a U.S. holder to make a "qualified electing fund" election in the event we are determined to be a PFIC.

FOREIGN PERSONAL HOLDING COMPANY

     A foreign corporation may be classified as a foreign personal holding company, or FPHC, for federal income tax purposes if both of the following tests are satisfied:

     - at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own, under certain attribution rules, more than 50% of its stock, by vote or value, and

     - at least 60%, or, in general, 50% for years subsequent to the year in which it becomes a FPHC, of its gross income regardless of its source, as specifically adjusted, is "foreign personal holding company income," which includes items such as dividends, interest, rents, royalties and gain from the sale of stock or securities.

     We do not believe that we are currently a FPHC nor do we anticipate that we will be a FPHC in the future. However, no assurance can be given that we are not or will not become a FPHC as a result of future changes of ownership or changes in the nature of the income of BackWeb. If we were to be classified as a FPHC, each U.S. holder would be required to include in income as a taxable constructive dividend its pro rata share of our undistributed foreign personal holding company income.

                          TAXATION OF NON-U.S. HOLDERS

DISTRIBUTIONS ON ORDINARY SHARES

     In general, distributions by us to non-U.S. holders who are not engaged in the conduct of a trade or business within the United States will be U.S. source dividends subject to United States federal income tax only if 25% or more of our gross income, from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution, was effectively connected with our conduct of a trade or business in the United States. We do not anticipate engaging in the conduct of a trade or business within the United States, except through our subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by us to a non-U.S. holder may be subject to U.S. tax and withholding at the rate of 30% or a lower rate if a tax treaty or other provision of law permits a lower rate and such lower rate is properly claimed. The portion of the distribution that may be subject to withholding will generally correspond to the portion of our gross income for the period that is effectively connected to the conduct of a trade or business within the United States.

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

SALE OR EXCHANGE OF ORDINARY SHARES

     Non-U.S. holders will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares, unless

      (i) in the case of gain recognized by an individual non-U.S. holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, or

     (ii) in the case of gain recognized by an individual non-U.S. holder, such individual is a former U.S. citizen who lost such citizenship during the preceding ten-year period (or a former long-term permanent resident who relinquished residency on or after February 6, 1995 and within the preceding ten-year period) and whose loss of citizenship or residency had as one of its principal purposes the avoidance of U.S. tax.

     If a non-U.S. holder falls under (i) above, the holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced treaty rate) on the gain derived from the sale, and may be subject to withholding in certain circumstances. If a non-U.S. holder falls under (ii) above, the holder will be taxed on the net gain derived from the sale under the graduated U.S. federal income tax rates that are applicable to U.S. citizens and resident aliens, and may be subject to withholding under certain circumstances.

UNITED STATES TRADE OR BUSINESS

     A non-U.S. holder engaged in a trade or business in the United States whose income from the ordinary shares (including gain from the sale or exchange thereof) is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as if it were a U.S. holder. In addition, if such a holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments, including adjustments for changes in U.S. net equity.

                               BACKUP WITHHOLDING

     Distributions made by us with respect to the ordinary shares and gross proceeds received from the disposition of the ordinary shares may be subject to certain information reporting requirements to the IRS and to a 31% backup withholding tax. Backup withholding generally will not apply, although information reporting requirements may apply, to payments made to certain exempt recipients such as a corporation or financial institution or to a holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against such holder's United States federal income tax liability, provided that the credit is properly claimed.

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

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following is a summary of the current tax laws of the state of Israel as they relate to BackWeb and our shareholders. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investor subject to special treatment under Israeli law. The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as BackWeb. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

                        GENERAL CORPORATE TAX STRUCTURE

     The general corporate tax rate in Israel is 36%. However, the effective tax rate payable by a Company which derives income from an "Approved Enterprise" may be considerably lower. See "-- Law for the Encouragement of Capital Investments, 1959."

     BackWeb's tax loss carry-forwards were approximately $30.0 million as of December 31, 1998. The amount of BackWeb's tax loss carry-forwards will be reduced by any future income of BackWeb that would be fully tax-exempt for a defined period.

                     TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Adjustment for Inflation), 1985 attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

     The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli consumer price index, or CPI, whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling. If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

     In addition, subject to certain limitations depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on BackWeb might be that our taxable income, as determined for Israeli corporate tax purposes, will be different than our U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the Israeli CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

              LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     We currently qualify as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year determined in Israeli currency exclusive of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

     Tax benefits for an Industrial Company include deductions of 12.5% per annum of the purchase price of a good faith acquisition of a patent or of know-how, an election under some conditions to file a consolidated tax return with additional related Israeli Industrial Companies and accelerated depreciation rates on equipment and buildings.

     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

             LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, provides that a capital investment in eligible facilities may, upon application to the Israeli Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to specific program delineated both by its financial scope, including its capital sources, and by its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

     BackWeb's investment program has been granted the status of an "Approved Enterprise" under the Investment Law. As of December 31, 1999, the Investment Program had not been completed.

     In the event a company operates under more than one approval, or only part of its capital investments are approved, or it generates income from sources other than its Approved Enterprise Program, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

     According to the provisions of the Investment Law, we chose the "Alternative Benefits Program" -- waiver of grants in return for tax exemption. Accordingly, our income from the Approved Enterprise will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and subject to corporate tax at the rate of 10% to 25%, for an additional period of five to eight years depending on the percentage of the foreign investment in BackWeb.

     This period of tax benefits is subject to a limit of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Under these conditions, the period of benefits for BackWeb's present plan will terminate by the year 2009.

     If dividends are distributed out of such tax-exempt profits, we will be liable for corporate tax at the rate which would have been applied if we had not chosen the alternative tax benefits program (currently 25%).

     The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%). This tax must be withheld by the company at source regardless of whether the dividend is converted into foreign currency. See "-- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

     Incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israeli Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such incentives, inclusive of interest and penalties.

     We believe that we have operated and will continue to operate in compliance with all the "Approved Enterprise" conditions and criteria applicable, although there can be no assurance of this, and that the likelihood is remote that we will be required to refund tax benefits under the "Approved Enterprise" status. We cannot assure you that the tax benefits will continue.

     Future applications to the Investment Center will be reviewed separately with approvals based upon several factors, including the prevailing criteria set forth in the Investment Law, the specific objectives of the applicant company and the financial criteria of the applicant company.

     CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic rate applicable to corporations is currently 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty, including the double taxation treaty between the United States and Israel discussed below.

     Under existing regulations any capital gain realized by an individual shareholder with respect to the ordinary shares acquired on or after the registration of such shares will be exempt from Israeli Capital Gains Tax if the ordinary shares are listed on an approved foreign securities market, (including the Nasdaq in the United States), and provided that (a) BackWeb continues to qualify as an Industrial Company under Israeli law and (b) the individual does not hold such shares for business purposes.

     We cannot assure you that we will maintain such qualification or our status as an Industrial Company. If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty, the applicable Israeli capital gains tax rates would be up to 50% for non-resident individuals and for any pre-initial public offering gains of resident individuals, 35% for post-initial public offering gains of resident individuals and 36% for resident and non-resident companies. Individuals who are non-residents of Israel are subject to income tax on income derived from sources in Israel, or received in Israel. Such sources of income include passive income such as dividends, royalties and interests as well as non-passive income from services rendered in Israel. Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25%, with a rate of 15% for dividends generated by an Approved Enterprise, unless a double taxation treaty is in effect between Israel and the shareholders country of residence that provides for a lower tax rate in Israel on dividends.

     A tax treaty between the United States and Israel, or the Treaty, effective since January 1, 1995, provides for a maximum tax of 25% on dividends paid to a resident of the United States as defined in the Treaty. Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a United States corporation owning 10% or more of an Israeli Company's voting stock during both the preceding year and the current year through the dividend payment date. The 12.5% rate applies only on dividends from a company that does not have an "Approved Enterprise" in the applicable period.

     Residents of the United States generally will have withholding tax in Israel deducted at the source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Treaty and in U.S. tax legislation. See "United States Federal Income Tax Considerations -- Taxation of U.S. Holders." If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax, although there may still be U.S. taxes, upon a disposition of shares in the Company if they held under 10% of the Company's voting stock through the 12 months before the share disposition. If Israeli capital gains tax is payable, it may be credited against U.S. tax in certain circumstances under special provisions in the Treaty. Special tax rules apply to businesses in Israel, and regular Israeli taxation will apply to securities dealers in Israel. A non-resident of Israel who has had dividend income derived or accrued in Israel from which tax was withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel. Proposals are being formulated to expand the requirement to file annual Israeli tax returns.

                   TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

     Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including non-depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, according to Israeli Supreme Court decisions, expenditures made out of the proceeds of government grants are not deductible, i.e., we will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

                              CONDITIONS IN ISRAEL

     BackWeb is incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, BackWeb is directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

                              POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon BackWeb.

     Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. BackWeb does not believe that the boycott has had a material adverse effect on BackWeb, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of BackWeb's business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, some of our senior officers and key employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

                              ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.

     Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends, after deduction of withholding tax, and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

                                TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

     Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had such relations.

                      WHERE YOU CAN FIND MORE INFORMATION

     BackWeb has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed as a part thereof, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to BackWeb and the ordinary shares offered hereby, reference is made to the registration statement and to the exhibits filed as a part thereof. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, such material will be available for inspection at the offices of The Nasdaq Stock Market, Inc., at 1735 K Street, N.W., Washington D.C. 20006. Copies of such material may be obtained by mail from the Public Reference Branch of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Additionally, we are subject to disclosure requirements under Israeli laws, as described in "Description of Share Capital -- Access to Information."

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering with respect to United States law will be passed upon for BackWeb by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the ordinary shares offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for BackWeb by Naschitz, Brandes & Co., Tel-Aviv, Israel. Naschitz, Brandes & Co. is the owner of 863,997 ordinary shares.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                                 ISA EXEMPTION

     We have received from the Securities Authority of the State of Israel an exemption from Israel's prospectus publication requirements. Nothing in this exemption should be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or as an expression of opinion as to the quality of the securities offered in this prospectus.

                           BACKWEB TECHNOLOGIES LTD.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Financial Statements
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statement Shareholders' Equity (Net Capital
  Deficiency)...............................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BackWeb Technologies Ltd.

     We have audited the accompanying consolidated balance sheets of BackWeb Technologies Ltd. as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BackWeb Technologies Ltd. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Palo Alto, California
January 21, 2000

                           BACKWEB TECHNOLOGIES LTD.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  6,449   $ 18,818
  Short-term investments....................................        --     56,789
  Trade accounts receivable, net of allowance for doubtful
    accounts of $561 and $919 at December 31, 1998 and 1999
    respectively............................................     2,590      6,142
  Other current assets......................................       712      2,344
                                                              --------   --------
        Total current assets................................     9,751     84,093
Property and equipment, net.................................     1,030      1,631
Goodwill and other purchased intangibles, net...............     1,824        181
Other assets................................................        96        144
                                                              --------   --------
                                                              $ 12,701   $ 86,049
                                                              ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY (NET CAPITAL
  DEFICIENCY)
Current liabilities:
  Line of credit............................................  $  2,000   $     --
  Accounts payable and accrued liabilities..................     3,357      8,576
  Deferred revenue..........................................     1,666      3,321
  Payable to related parties................................       304         50
  Current portion of shareholders' loans....................       828        823
                                                              --------   --------
        Total current liabilities...........................     8,155     12,770
Accrued severance pay, net..................................        93        150
Long-term portion of shareholders' loans....................       327         --
Long-term debt..............................................        --         --
Commitments and contingencies
Series B, C and D redeemable convertible preferred stock,
  nominal value approximately $0.003 per share; no shares
  and 36,039,377 shares authorized at December 31, 1999 and
  1998; no shares and 35,158,788 shares outstanding at
  December 31, 1999 and 1998................................    37,304         --
Shareholders' equity (net capital deficiency):
  Series A Convertible preferred stock, nominal value $0.003 per share; no shares and 25,464,110 shares authorized
    and outstanding at December 31, 1999 and 1998...........       495         --
  Series E preferred stock, nominal value $0.003 per share;
    one share authorized and outstanding at December 31,
    1999 and 1998...........................................     3,454      3,454
  Ordinary shares, nominal value approximately $0.01 per
    share 150,067,829 shares authorized; 35,153,402 and
    2,518,443 shares outstanding at December 31, 1999 and
    1998....................................................     2,002    124,301
  Notes receivable from shareholders........................        --     (3,316)
  Deferred stock compensation...............................    (1,638)    (2,104)
  Accumulated other comprehensive loss......................        --       (226)
  Accumulated deficit.......................................   (37,491)   (48,980)
                                                              --------   --------
        Total shareholders' equity (net capital
          deficiency).......................................   (33,178)    73,129
                                                              --------   --------
                                                              $ 12,701   $ 86,049
                                                              ========   ========

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues:
  License...................................................  $  5,311   $  7,980   $ 18,514
  Service...................................................       290      1,557      4,749
                                                              --------   --------   --------
          Total revenues....................................     5,601      9,537     23,263
Cost of revenues:
  License...................................................       182        266        266
  Service...................................................       796      1,353      3,911
                                                              --------   --------   --------
          Total cost of revenues............................       978      1,619      4,177
                                                              --------   --------   --------
Gross profit................................................     4,623      7,918     19,086
Operating expenses:
  Research and development..................................     3,955      4,555      5,519
  Sales and marketing.......................................    12,224     13,182     18,876
  General and administrative................................     2,981      3,182      4,480
  Amortization of goodwill, other intangibles, and deferred
     stock compensation.....................................       557      1,824      3,640
                                                              --------   --------   --------
          Total operating expenses..........................    19,717     22,743     32,515
                                                              --------   --------   --------
Loss from operations........................................   (15,094)   (14,825)   (13,429)
Other income and expense....................................       132        218      1,940
                                                              --------   --------   --------
Net loss....................................................  $(14,962)  $(14,607)  $ 11,489
                                                              ========   ========   ========
Basic and diluted net loss per share........................  $  (6.96)  $  (6.07)  $  (0.59)
                                                              ========   ========   ========
Shares used in computing basic and diluted net loss per
  share.....................................................     2,151      2,408     19,575
                                                              ========   ========   ========
Pro forma basic and diluted net loss per share..............             $  (0.69)  $  (0.39)
                                                                         ========   ========
Shares used in computing pro forma basic and diluted net
  loss per share............................................               21,208     29,115
                                                                         ========   ========

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                           CONSOLIDATED STATEMENT OF
                 SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                                                 ---------------------------------------------------
                                                                                               ORDINARY SHARES
                                                                                         ---------------------------
                                                                                            NOTES
                                            PREFERRED SHARES        ORDINARY SHARES       RECEIVABLE      DEFERRED
                                          --------------------   ---------------------       FROM          STOCK
                                            SHARES      AMOUNT     SHARES      AMOUNT    SHAREHOLDERS   COMPENSATION
                                          -----------   ------   ----------   --------   ------------   ------------
Balance at December 31, 1996............   25,464,110   $  495    2,148,573   $     20     $    --             --
Issuance of one Series E preferred share
  representing rights with respect to
  1,426,259 ordinary shares, pursuant to
  Lanacom, Inc. acquisition.............            1    3,454           --         --          --             --
Issuance of ordinary shares upon
  exercise of stock options.............           --       --       15,000         --          --             --
Net loss................................           --       --           --         --          --             --
                                          -----------   ------   ----------   --------     -------        -------
Balance at December 31, 1997............   25,464,111    3,949    2,163,573         20          --             --

                                          SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                          -------------------------------------------

                                                                            TOTAL
                                           ACCUMULATED                  SHAREHOLDERS'
                                              OTHER                      EQUITY (NET
                                          COMPREHENSIVE   ACCUMULATED      CAPITAL
                                          INCOME (LOSS)     DEFICIT      DEFICIENCY)
                                          -------------   -----------   -------------
Balance at December 31, 1996............         --          (7,922)        (7,407)
Issuance of one Series E preferred share
  representing rights with respect to
  1,426,259 ordinary shares, pursuant to
  Lanacom, Inc. acquisition.............         --              --          3,454
Issuance of ordinary shares upon
  exercise of stock options.............         --              --             --
Net loss................................         --         (14,962)       (14,962)
                                              -----        --------       --------
Balance at December 31, 1997............         --         (22,884)       (18,915)

Issuance of ordinary shares pursuant to options exercised           --   $   --      320,885   $    123   $         --
Issuance of ordinary shares in connection with Series D
  redeemable preferred shares to placement agent...                 --       --       33,985         --          --
Deferred stock compensation...........                              --       --           --      1,859          --
Amortization of deferred stock compensation...                      --       --           --         --          --
Net loss..............................                              --       --           --         --          --
                                                           -----------   ------   ----------   --------     -------
Balance at December 31, 1998..........                      25,464,111    3,949    2,518,443      2,002          --
Conversion of preferred stock to common stock...           (25,464,110)    (495)  23,090,238     47,770          --
Issuance of ordinary shares, net of $8,339 issuance
  costs...............................                              --       --    6,325,000     67,561          --
Issuance of ordinary shares upon exchange of Series E
  preferred shares....................                              --       --    1,169,242         --          --
Issuance of ordinary shares pursuant to options and
  warrants exercised..................                              --       --    2,050,479      4,192          --
Note receivable from shareholders.....                              --       --           --         --      (3,538)
Repayment of notes receivable from shareholders...                  --       --           --         --         222
Deferred stock compensation...........                              --       --           --      2,608          --
Amortization of deferred stock compensation (net)...                --       --           --        168          --
Net loss..............................                              --       --           --         --          --
Unrealized loss on investments........                              --       --           --         --          --
                                                           -----------   ------   ----------   --------     -------
Balance at December 31, 1999..........                               1   $3,454   35,153,402   $124,301     $(3,316)
                                                           ===========   ======   ==========   ========     =======

Issuance of ordinary shares pursuant to options exercised  $         --   $          --   $        --   $         123
Issuance of ordinary shares in connection with Series D
  redeemable preferred shares to placement agent...               --             --              --             --
Deferred stock compensation...........                        (1,859)            --              --             --
Amortization of deferred stock compensation...                   221             --              --            221
Net loss..............................                            --             --         (14,607)       (14,607)
                                                             -------          -----        --------       --------
Balance at December 31, 1998..........                        (1,638)            --         (37,491)       (33,178)
Conversion of preferred stock to common stock...                  --             --              --         47,275
Issuance of ordinary shares, net of $8,339 issuance
  costs...............................                            --             --              --         67,561
Issuance of ordinary shares upon exchange of Series E
  preferred shares....................                            --             --              --             --
Issuance of ordinary shares pursuant to options and
  warrants exercised..................                            --             --              --          4,192
Note receivable from shareholders.....                            --             --              --         (3,538)
Repayment of notes receivable from shareholders...                --             --              --            222
Deferred stock compensation...........                        (2,608)            --              --             --
Amortization of deferred stock compensation (net)...           2,142             --              --          2,310
Net loss..............................                            --             --         (11,489)       (11,489)
Unrealized loss on investments........                            --           (226)             --           (226)
                                                             -------          -----        --------       --------
Balance at December 31, 1999..........                       $(2,104)         $(226)       $(48,980)      $(73,129)
                                                             =======          =====        ========       ========

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1997        1998        1999
                                                          --------    --------    --------
OPERATING ACTIVITIES
Net loss................................................  $(14,962)   $(14,607)   $(11,489)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Amortization of intangibles, warrant and deferred
     stock compensation.................................       617       1,984       4,009
  Depreciation..........................................       300         529         760
  Other.................................................       (21)       (102)         --
  Changes in operating assets and liabilities, net of
     effects of acquisition:
     Accounts receivable................................    (3,324)        769      (3,552)
     Other assets.......................................      (126)       (174)     (1,680)
     Payable to related parties.........................       354        (463)       (254)
     Other liabilities and accrued expenses.............       133        (292)      3,990
     Accounts payable...................................       123        (621)        (34)
     Accrued compensation...............................       357         445       1,263
     Deferred revenue...................................     1,036         630       1,655
     Severance pay......................................        35          19          57
                                                          --------    --------    --------
Net cash used in operating activities...................   (15,478)    (11,883)     (5,275)
                                                          --------    --------    --------
INVESTING ACTIVITIES
Cash received upon acquisition of Lanacom...............       120          --          --
Purchase of other assets................................      (189)        (29)         --
Purchases of property and equipment.....................      (860)       (390)     (1,361)
Purchases of short-term investments.....................        --          --     (64,015)
Maturities of short-term investments....................        --          --       7,000
                                                          --------    --------    --------
Net cash used in investing activities...................      (929)       (419)    (58,376)
                                                          --------    --------    --------
FINANCING ACTIVITIES
Proceeds from bank line of credit.......................     2,821       2,500          --
Repayment of bank line of credit........................    (1,300)     (2,021)     (2,000)
Repayment of shareholder loans..........................        --          --        (332)
Proceeds from shareholders' notes receivable............        --          --         222
Proceeds from issuance of preferred shares, net.........     9,195      11,772       9,915
Proceeds from issuance of ordinary shares, net..........        --         123      68,215
                                                          --------    --------    --------
Net cash provided by financing activities...............    10,716      12,374      76,020
                                                          --------    --------    --------
Net increase (decrease) in cash and cash equivalents....    (5,691)         72      12,369
Cash and cash equivalents at beginning of the year......    12,068       6,377       6,449
                                                          --------    --------    --------
Cash and cash equivalents at end of the year............  $  6,377    $  6,449    $ 18,818
                                                          ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING TRANSACTIONS
Conversion of redeemable preferred stock to common
  stock.................................................  $     --    $     --    $ 47,275
                                                          ========    ========    ========
Issuance of Series E preferred stock upon acquisition of
  Lanacom...............................................  $  3,454    $     --    $     --
                                                          ========    ========    ========
Issuance of ordinary shares for notes receivables.......  $     --    $     --    $ (3,538)
                                                          ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid during the year...........................  $     25    $     87    $    107
                                                          ========    ========    ========

                            See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     BackWeb Technologies Ltd. was incorporated under the laws of Israel in August 1995 and commenced operations in November 1995. BackWeb Technologies Ltd. and its subsidiaries (collectively, "BackWeb" or the "Company") is a provider of Internet communication infrastructure and applications software that enables companies to communicate business-critical, time-sensitive information throughout their enterprise of customers, partners and employees. BackWeb sells its products primarily to end users from a variety of industries, including the telecommunications, financial and the computer industries.

     The BackWeb group of companies consist of wholly owned subsidiaries registered as follows: BackWeb Technologies, Inc., a U.S. corporation; BackWeb Canada, Inc., a Canadian corporation; BackWeb Technologies B.V., a Netherlands corporation; BackWeb Technologies U.K. Ltd, a United Kingdom corporation; BackWeb Technologies GMBH, a German corporation; BackWeb Technologies S.A.R.L., a French corporation, BackWeb Technologies A.B., a Swedish corporation and BackWeb K.K. Ltd, a Japanese corporation.

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Inter-company accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

REVENUE RECOGNITION

     License revenues are comprised of perpetual or multi-year license fees, which are primarily derived from contracts with corporate customers and resellers, and royalty fees earned upon the shipment of products which incorporate the Company's software. License revenue is recognized when a license agreement has been executed or a definitive purchase order has been received, the product has been delivered to end customers, no significant BackWeb obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. For electronic delivery, the software is considered delivered when BackWeb has provided the customer with the access codes (the "key") that allow for immediate possession of the software. If the fee due from the customer is not fixed and determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue on arrangements with customers who are not the ultimate users (primarily resellers) is not recognized until the product is delivered to the end user. Royalty revenues are recognized when reported to the Company after shipment of the related products.

     Service revenues are comprised of revenue from support arrangements, consulting fees and training. BackWeb's policy is to recognize license revenue when these services are not essential to the functionality of the product. To date, these services have not been essential to the functionality of the product. Support arrangements provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenue from support arrangements is deferred and recognized on a straight-line basis as service revenue over the life of the related

                           BACKWEB TECHNOLOGIES LTD.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) service agreement, typically one year. Consulting and training revenue is deferred and recognized when provided to the customer. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue. In instances where software license agreements include a combination of consulting services, training and support, these separate elements are unbundled from the arrangement based on the element's relative fair value.

     BackWeb adopted Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on BackWeb's financial results and operations.

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company believes that the adoption of SOP 98-9 will not have a material effect on the Company's financial results.

RESEARCH AND DEVELOPMENT

     Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on BackWeb's product development process, technological feasibility is established upon the completion of a working model. BackWeb generally does not incur any significant costs between the completion of the working model and the point at which the product is ready for general release. Through December 31, 1999 BackWeb has recognized all software development costs to research and development expense in the period incurred.

FOREIGN CURRENCY TRANSACTIONS

     BackWeb has elected to prepare its financial statements in U.S. dollars, which is also BackWeb's functional currency. Most of the revenue generated is in U.S. dollars. A significant portion of the company's research and development expenses is generated in New Israel Shekels ("NIS"). Since the U.S. dollar is the primary currency in the economic environment in which BackWeb conducts its operations, the U.S. dollar is the functional currency of BackWeb Technologies Ltd. and each of its subsidiaries.

     Monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are re-measured using the foreign exchange rate at the balance sheet date in accordance with SFAS No. 52, "Foreign Currency Translations". Operational accounts and non-monetary balance sheet accounts are measured and recorded in current operations at the rate in effect at the date of the transaction. The foreign currency re-measurement effect for 1999 and 1998 was a loss of $117,000 and gain of $163,000 respectively. The foreign currency re-measurement effects were immaterial in 1997.

                           BACKWEB TECHNOLOGIES LTD.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING COSTS

     BackWeb accounts for advertising costs as expense in the period in which the costs are incurred. Advertising expense for the years ended December 31, 1999, 1998 and 1997 were $528,000, $42,000 and $756,000 respectively.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents consist of money market instruments, bank time deposits and debt-securities with original maturities of 90 days or less. Short-term investments consist of debt securities with original maturities between three months and two years.

     Management determines the appropriate classification of debt and equity securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as "available-for-sale" and are carried at fair market value, based on quoted market prices with material unrealized gains and losses, if any, included as a separate component of shareholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and have not been material to date. The cost of securities sold is based on the specific identification method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally two to three years.

GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

     BackWeb has recorded goodwill representing the excess of the aggregate purchase price over the fair market value of the tangible and intangible assets acquired in connection with the acquisition of Lanacom, Inc., ("Lanacom"). Goodwill, developed technology and other identified intangibles are amortized on a straight-line basis over the estimated useful life. Intangible assets, consist of the following (in thousands):

                                                             ESTIMATED       DECEMBER 31,
                                                               USEFUL      ----------------
                                                                LIFE        1999      1998
                                                             ----------    ------    ------
                                                             (IN YEARS)
Goodwill...................................................     2.5        $3,224    $3,224
Developed technology.......................................     2.5           400       400
Other intangibles..........................................       2           580       580
                                                                           ------    ------
                                                                            4,204     4,204
Less: Accumulated amortization.............................                 4,023     2,380
                                                                           ------    ------
Goodwill and other intangibles, net........................                $  181    $1,824
                                                                           ======    ======

CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject BackWeb to concentrations of credit risk, consist of cash equivalents, short-term investments and trade receivables. BackWeb's cash equivalents and short-term investments generally consist of money market funds with high credit

                           BACKWEB TECHNOLOGIES LTD.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) quality financial institutions and corporate debt securities. The Company has established guidelines relative to credit ratings, diversification and maturity that seek to maintain safety and liquidity.

     BackWeb sells its products to customers primarily in the United States. BackWeb performs ongoing credit reviews of its customers' financial condition and generally does not require collateral. BackWeb maintains reserves to provide for estimated credit losses. Provision for bad and doubtful debts in the years ended December 31, 1999, 1998 and 1997 were $533,000, $677,000 and $485,000 respectively. Bad debt write-off's of accounts in the years ended December 31, 1999, 1998 and 1997 totaled $175,000, $591,000 and $10,000, respectively.

     In 1999 revenue from one customer which was $3.1 million represented 13% of total revenue for that year. No customer represented more than 10% of total revenues in 1998. In 1997, revenues from two customers represented 19% and 11% of total revenues respectively.

NET LOSS PER SHARE

     The basic and diluted net loss per share has been computed using the weighted-average number of ordinary shares outstanding during the period.

     The basic and diluted "pro forma" net loss per share, as presented in the statements of operations, has been computed using the weighted-average number of ordinary shares outstanding during the period and also takes effect of the conversion of all preferred shares that converted automatically upon completion of the Company's initial public offering (using the "as-if" converted method) from original date of issuance.

     The following table presents the calculation of the basic, diluted, pro forma basic and diluted net loss per ordinary share (in thousands, except per share data):

                                                              YEAR ENDED      YEAR ENDED
                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1999            1998
                                                             ------------    ------------
Net loss....................................................   $(11,489)       $(14,607)
                                                               ========        ========
Basic and diluted:
  Weighted-average shares...................................     20,421           2,408
  Less weighted-average shares subject to repurchase........       (846)             --
                                                               --------        --------
Shares used in computing basic and diluted net loss per
  share.....................................................     19,575           2,408
                                                               ========        ========
Basic and diluted net loss per share........................   $  (0.59)       $  (6.07)
                                                               ========        ========
Pro forma:
  Shares used above.........................................     19,575           2,408
  Pro forma adjustment to reflect weighted effect of assumed conversion of redeemable convertible and convertible
     preferred stock........................................      9,540          18,800
                                                               --------        --------
  Shares used in computing pro forma basic and diluted net
     loss per share.........................................     29,115          21,208
                                                               ========        ========
  Pro forma basic and diluted net loss per share............   $  (0.39)       $  (0.69)
                                                               ========        ========

                           BACKWEB TECHNOLOGIES LTD.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     All preferred stock, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per ordinary share because all such securities are considered to be anti-dilutive for all periods presented in the statement of operations. The total number of ordinary shares related to preferred stock, outstanding options and warrants excluded from the calculations of diluted net loss per share were: 7,672,723 for the year ended December 31, 1999, 25,657,825 for the year ended December 31, 1998 and 20,796,354, for the year ended December 31, 1997.

     Such securities as noted in the preceding paragraph would have been included in the computation of the diluted net income per share using the treasury stock method.

STOCK-BASED COMPENSATION

     BackWeb has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of BackWeb's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See the pro forma disclosures of the application of SFAS 123 in Note 7.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     The accumulated and other comprehensive loss consists entirely of unrealized losses on short-term investments. As at December 31, 1999 the amount was $226,000. There was no amount for 1998.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). BackWeb is required to adopt SFAS 133 for the year ending December 31, 2000. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because BackWeb currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on BackWeb's financial condition or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is currently evaluating the impact of SAB 101. Should the Company determine that a change in its accounting policy is necessary, such a change will be made effective January 1, 2000 and would result in a charge to results of operations for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as revenue in future periods. Prior financial statements would not be restated.

                           BACKWEB TECHNOLOGIES LTD.

2. SHORT-TERM INVESTMENTS

     The following is a summary of the company's investment portfolio as of December 31, 1999 (in $ thousands):

                                                                    UNREALIZED    ESTIMATED
                                                          COST        LOSSES      FAIR VALUE
                                                         -------    ----------    ----------
Money market funds.....................................  $30,000      $  --        $30,000
Corporate debt securities..............................   27,015       (226)        26,789
                                                         -------      -----        -------
     Totals............................................  $57,015      $ 226        $56,789
                                                         =======      =====        =======

     All investments mature within two years. At December 31, 1999 the total amounts of investments due within one year and due after one year through two years are $43.3 million and $13.5 million respectively.

3. PROPERTY AND EQUIPMENT

     Property and equipment at cost, consists of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999       1998
                                                              -------    ------
Computer equipment..........................................  $ 2,145    $1,493
Office equipment, furniture, fixtures, and other............    1,117       408
                                                              -------    ------
                                                                3,262     1,901
Less accumulated depreciation...............................   (1,631)     (871)
                                                              -------    ------
Property and equipment, net.................................  $ 1,631    $1,030
                                                              =======    ======

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following (in $ thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1999      1998
                                                              ------    ------
Accounts payable............................................  $  807    $  841
Accrued compensation and related expense....................   2,519     1,256
Sales events................................................     950        --
Other.......................................................   4,300     1,260
                                                              ------    ------
                                                              $8,576    $3,357
                                                              ======    ======

5. RELATED PARTIES

SHAREHOLDERS' LOANS

     In 1995, BackWeb signed an agreement with its early investors (the "Early Investors"), according to which the Early Investors provided BackWeb with loan financing in the amount of $500,000. The loan is denominated in NIS and linked to the Israel consumer price index. The loan is payable at a rate of 2.5% of cumulative consolidated revenues in excess of $5,000,000. In addition, effective September 30, 1996, $748,000 of accounts payable to the Early Investors were converted into a shareholders' loan on the same terms as the $500,000 loan. As of December 31,

                           BACKWEB TECHNOLOGIES LTD.

5. RELATED PARTIES (CONTINUED)
1999, the loan balance was $823,000, re-stated for the Israeli consumer price index and reflecting currency conversion adjustment and repayments.

SERVICES FROM AFFILIATES

     The Early Investors provided BackWeb with professional services relating primarily to management and administrative services in return for reimbursement of specifically identified expenses and salaries. Amounts incurred for these services were approximately $7,000, $220,000 and $516,000, during the years ended December 31, 1999, 1998 and 1997 respectively. BackWeb reimbursed BRM Technologies Ltd. ("BRM"), a related party, for technology and administrative services on the basis of specific cost plus markup and specifically identified expenses at cost. Amounts incurred for these services were approximately $235,000, $873,000 and $1.2 million during the years ended December 31, 1999, 1998 and 1997 respectively.

     BackWeb believes that the amounts charged in connection with the services from founders approximate the cost that would have been incurred if BackWeb would have incurred these costs internally.

STOCK OPTIONS

     Pursuant to the Founding Agreement, BackWeb granted to its Early Investors the right to have grant of stock options for up to 792,167 ordinary shares of common stock for any person or entity. Through December 31, 1999, options for 779,107 ordinary shares have been granted and 13,060 shares remain available. This pool of options has been used by the Early Investors in granting options to employees and consultants of BRM and other related companies.

     Some shareholders and officers of BackWeb have a controlling interest in another company deemed to be a related party.

REVENUE FROM AFFILIATES

     During 1999, the company recorded revenues of $1,132,500 related to products licensed to a related party. As of December 31, 1999, $632,500 is included in account receivable.

6. COMMITMENTS AND CONTINGENCIES

LEASES

     BackWeb leases its office facilities under cancelable and non-cancelable operating leases. Future rental payments on a fiscal year basis under non-cancelable operating leases with initial terms in excess of one year are as follows (in thousands):

2000........................................................  $1,161
2001........................................................     808
2002........................................................     401
2003........................................................     153
                                                              ------
                                                              $2,523
                                                              ======

     Rent expense approximated $918,000, $695,000 and $458,000 for the years ended December 31, 1999, 1998 and 1997 respectively.

                           BACKWEB TECHNOLOGIES LTD.

6. COMMITMENTS AND CONTINGENCIES (CONTINUED)
BANK LINE OF CREDIT

     In December 1998, BackWeb entered into a line of credit agreement with TransAmerica Business Credit Corporation, which provides for formula and nonformula revolving credit loans aggregating up to $6,500,000. The line of credit is secured by substantially all of BackWeb's assets. Borrowings under the line of credit bear interest at the bank's prime rate plus 2%-4%. The borrowing under the line of credit at December 31, 1998 was $2,000,000, with interest at prime plus 4%. No amounts were outstanding at December 31, 1999.

     The amount available under the formula loans is limited to the lower of $3,000,000 or an amount equal to 85% of eligible accounts receivable. The amount available under the nonformula loans and term loans are $2,000,000 and $1,500,000, respectively. As of December 31, 1999, BackWeb had $5,000,000 in unused availability under the formula and nonformula line of credit.

CONTINGENCIES

     From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accounts for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect on the financial position or the results of operations or cash flows of the Company.

7. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

ORDINARY SHARES

     In June 1999, the company completed an initial public offering of 6,325,000 ordinary shares at $12 per share, resulting in net proceeds of approximately $67.9 million.

     The Company's Articles of Association, as amended, authorizes the Company to issue 150,067,829 Ordinary Shares of common stock at a nominal value of NIS
0.03 per share.

     Ordinary shares subject to future issuance are as follows:

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Exchange of BWC shares (represented by Series E preferred
  stock) into ordinary shares...............................   1,426,259
Exercise of outstanding options.............................   5,271,131
Ordinary shares available for grant under stock option
  plans.....................................................   2,624,642
Exercise of preferred stock warrants outstanding and
  conversion to ordinary shares.............................     128,333

STOCK SPLIT

     In April 1999, the shareholders approved a one-for-three reverse ordinary stock split. All ordinary share numbers and preferred stock conversion ratios have been retroactively adjusted to reflect the reverse stock split.

                           BACKWEB TECHNOLOGIES LTD.

7. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
PREFERRED STOCK

     The Company is authorized to provide for the issuance of up to 50,000,000 shares of undesignated preferred stock, none of which has been issued at December 31,1999.

     Immediately prior to the completion of the Company's initial public offering all outstanding shares of Series A, B, C and D preferred stock converted into an aggregate of 23,090,238 ordinary shares. At December 31, 1999, one share of Series E preferred stock was outstanding (representing voting rights with respect to 1,426,259 ordinary shares).

     Preferred stock prior to the initial public offering was composed of the following (in thousands):

                                                 SHARES       SHARES ISSUED     LIQUIDATION
                                               AUTHORIZED    AND OUTSTANDING    PREFERENCE
                                               ----------    ---------------    -----------
Redeemable convertible preferred stock:
  Series B...................................  4,237,640        4,237,640        3,207,893
  Series C-1.................................  10,482,608      10,482,608       12,054,999
  Series C-2.................................  3,919,129        3,047,232        3,504,317
  Series D...................................  17,400,000      17,391,308       20,000,004
  Series D-1.................................  8,647,815        8,647,815        9,944,987
                                               ----------      ----------       ----------
                                               44,687,192      43,806,603       48,712,200
                                               ==========      ==========       ==========
  Series A convertible preferred stock.......  25,464,110      25,464,110        2,024,397
                                               ==========      ==========       ==========
  Series E preferred stock...................          1                1               --
                                               ==========      ==========       ==========

     The following summarizes the redeemable convertible preferred stock activity (in thousands):

                                          SERIES B           SERIES C             SERIES D
                                      ----------------   -----------------   ------------------
                                      SHARES   AMOUNT    SHARES    AMOUNT    SHARES     AMOUNT
                                      ------   -------   -------   -------   -------   --------
Balance at December 31, 1996........  4,237    $3,090     11,722   $13,247        --   $     --
Issuance of Series C................     --        --        870       972        --         --
Issuance of Series D................     --        --         --        --     8,078      8,223
                                      ------   -------   -------   -------   -------   --------
Balance at December 31, 1997........  4,237     3,090     12,592    14,219     8,078      8,223
Issuance of Series D................     --        --         --        --     9,313     10,699
Issuance of Series C................     --        --        939     1,073        --         --
                                      ------   -------   -------   -------   -------   --------
Balance at December 31, 1998........  4,237     3,090     13,531    15,292    17,391     18,922
Issuance of Series D................     --        --         --        --     8,648      9,915
Conversion to ordinary shares.......  (4,237)  (3,090)   (13,531)  (15,292)  (26,039)   (28,837)
                                      ------   -------   -------   -------   -------   --------
Balance at December 31, 1999........     --    $   --         --   $    --        --   $     --
                                      ======   =======   =======   =======   =======   ========

     Series E preferred stock was issued to a trustee in connection with the Lanacom acquisition and represents the voting and exchange rights of the BackWeb Canada Inc., (BWC) exchangeable common shares. The registered holder of the Series E preferred stock is entitled to have a number of votes equal to the number of outstanding exchangeable shares of BWC. The holder of the Series E preferred stock shall not be entitled to receive any dividend declared and paid by BackWeb Ltd. However, if such a dividend is declared by BackWeb Ltd, an

                           BACKWEB TECHNOLOGIES LTD.

7. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED) equivalent dividend will be declared simultaneously by BWC on the exchangeable shares. Series E preferred stock shall be canceled when there will be no outstanding exchangeable shares of BWC.

     In March 1999, BackWeb issued 8,647,815 shares of Series D-1 redeemable convertible preferred stock to investors at $1.15 per share, resulting in net cash proceeds of approximately $9.9 million.

STOCK WARRANT

     In December 1996 and March 1997, in connection with the Series C financing, BackWeb issued warrants to purchase 1,810,432 Series C-2 redeemable convertible preferred shares at an exercise price of $1.15 per share. In December 1998, warrants to purchase 938,536 shares were exercised while the remainder of 871,896 expired.

     In December 1998, in connection with a bank loan, BackWeb issued a warrant for the purchase of 385,000 shares of Series C-2 redeemable convertible preferred shares at $1.15 per share. The warrant is exercisable through the earlier of a merger or consolidation of BackWeb, or December 2003. The warrant fair value of $224,000 was amortized over the term of the bank line of credit in 1999.

STOCK OPTION PLANS

     Under the 1996 Israel Stock Option Plan (the "1996 Israel Plan"), BackWeb is authorized to grant options to purchase ordinary shares to its Israeli employees and other eligible participants. Options granted under the 1996 Israel Plan expire seven years from the date of grant and terminate upon the termination of the option holders employment or other relationship with BackWeb. The options vest ratably over a four-year period.

     Under the 1996 U.S. Stock Option Plan (the "1996 U.S. Plan"), BackWeb is authorized to grant incentive stock options to employees and non-statutory stock options to employees, officers, directors and consultants at BackWeb or any other member of the BRM group. Options granted under the 1996 U.S. Plan expire no later than seven years from the date of grant and generally vest over a four year period. BackWeb is no longer granting options under the 1996 U.S. Plan. In the event of merger, sale or dissolution of the Company, all options will terminate immediately, except to the extent the options are assumed by the Successor Corporation.

     Under the 1998 U.S. Option Plan (the "1998 U.S. Plan"), BackWeb is authorized to grant incentive stock options to employees and non-statutory stock options and share purchase rights to employees, directors and consultants. The number of shares authorized and reserved under the plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of 1,400,000 shares, 3% of the outstanding shares on such date or an amount determined by the Board of Directors. The exercise price of incentive stock options must not be less than the fair market value of its ordinary share at the date of the grant. Options granted under the 1998 U.S. Option Plan generally vest over four years. In the event of an acquisition of BackWeb, the options will accelerate and become fully vested, except to the extent the options are not assumed by the Successor Corporation.

     BackWeb introduced in 1999 an Employee Stock Purchase Plan, which was adopted by the Board of Directors in March 1999. BackWeb has reserved a total of 600,000 shares for issuance

                           BACKWEB TECHNOLOGIES LTD.

7. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED) under the plan. The number of shares reserved under the plan is subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of 833,333 shares, 2% of the then outstanding shares or an amount determined by the Board of Directors. Eligible employees may purchase ordinary shares at 85% of the lesser of the fair market value of BackWeb's ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period.

     A summary of activity under the stock option plans is as follows:

                                                                                                   WEIGHTED-
                                                                                       WEIGHTED-    AVERAGE
                                             SHARES                                     AVERAGE    FAIR VALUE
                                           AVAILABLE      OPTIONS       PRICE PER      EXERCISE    OF OPTION
                                           FOR GRANT    OUTSTANDING       SHARE          PRICE      GRANTED
                                           ----------   -----------   --------------   ---------   ----------
Balance at December 31, 1996.............   3,298,500    1,701,500    $0.03 - $ 0.36    $ 0.09       $ 0.03
  Options granted........................  (1,890,367)   1,890,367    $1.05 - $ 1.20    $ 1.17
  Options exercised......................          --      (15,000)   $0.03 - $ 0.24    $ 0.18
  Options canceled.......................     191,667     (191,667)   $0.03 - $ 1.20    $ 0.90
                                           ----------   ----------
Balance at December 31, 1997.............   1,599,800    3,385,200    $0.03 - $ 1.20    $ 0.66       $ 0.21
  Options authorized.....................   1,666,667           --                --        --
  Options granted........................  (3,236,500)   3,236,847    $1.20 - $ 2.10    $ 1.83
  Options exercised......................          --     (320,885)   $0.03 - $ 1.20    $ 0.39
  Options canceled.......................     997,253     (996,349)   $0.12 - $ 1.50    $ 1.05
                                           ----------   ----------
Balance at December 31, 1998.............   1,027,220    5,304,813    $0.03 - $ 2.10    $ 1.32       $ 0.33
                                           ----------   ----------
  Options authorized.....................   3,600,000           --                --        --
  Options granted........................  (2,688,886)   2,688,886    $1.50 - $38.38    $10.66
  Options exercised......................          --   (2,036,260)   $0.03 - $ 5.79    $ 2.07
  Options canceled.......................     686,308     (686,308)   $0.12 - $27.19    $ 4.22
                                           ----------   ----------
Balance at December 31, 1999.............   2,624,642    5,271,131    $0.03 - $38.38    $ 5.41       $10.85
                                           ----------   ----------

     Exercise prices for options outstanding as of December 31, 1999 and the weighted-average remaining contractual life are as follows:

                           OPTIONS OUTSTANDING
                 ----------------------------------------      OPTIONS EXERCISABLE
                                   WEIGHTED-                --------------------------
                     NUMBER         AVERAGE     WEIGHTED-                    WEIGHTED-
   RANGE OF      OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
   EXERCISE       DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
    PRICES            1999           LIFE         PRICE          1999          PRICE
   --------      --------------   -----------   ---------   --------------   ---------
                                  (IN YEARS)
     $0.03           571,319         2.99        $ 0.03         571,319       $ 0.03
$ 0.12 - $ 1.05      220,551         4.24          0.47         100,467         0.47
     $1.20           423,988         5.47          1.20         235,726         1.20
     $1.50           641,688         8.60          1.50          79,959         1.50
     $2.10         1,528,697         7.85          2.10         327,464         2.10
$ 2.70 - $ 8.10    1,198,888         9.22          5.15          15,556         5.15
$16.75 - $38.38      686,000         8.80         25.53              --        25.53
                   ---------                                  ---------
 $0.03 - $38.38    5,271,131         7.57        $ 5.41       1,330,491       $ 0.88
                   =========                                  =========

                           BACKWEB TECHNOLOGIES LTD.

7. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
     During the year ended December 31, 1999 and 1998, in connection with the grant of certain share options, BackWeb recorded as deferred stock compensation of $2,608,000 and $1,859,000 respectively. Such amounts represented the difference between the exercise price and the deemed fair market value of BackWeb's ordinary share on the date such stock options were granted. Such amount is being amortized based on an accelerated method over the vesting period of the options, generally four years. In 1999 and 1998, BackWeb recorded amortization of deferred stock compensation expense of approximately $2,142,000 and $221,000 respectively. At December 31, 1999, BackWeb had a total of $2,104,000 remaining to be amortized.

RESTRICTED SHARES ISSUED FOR PROMISSORY NOTES

     On March 25, 1999, several key employees and one director exercised options for 1,141,333 ordinary shares for promissory notes in the aggregate amount of $3,538,000. The notes are full recourse and are secured by the shares, bear interest at a rate in the range of 5.25% to 6% per annum and are payable over the remaining options vesting period. The shares are restricted and are subject to a right of repurchase in favor of BackWeb in accordance with the original options' vesting schedule, which is generally four years.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company applies the measurement principles of APB No. 25 in accounting for its stock option plan. If the compensation expense for options granted for the years ended December 31, 1999, 1998 and 1997 respectively, had been determined based on the fair market value at the grant dates as prescribed by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                                    DECEMBER 31,
                                                          --------------------------------
                                                            1999        1998        1997
                                                          --------    --------    --------
                                                                   (IN THOUSANDS)
Net loss:
  As reported...........................................  $(11,489)   $(14,607)   $(14,962)
  Pro forma.............................................  $(15,365)   $(14,731)   $(15,055)
Basic and diluted loss per share:
  As reported...........................................  $  (0.59)   $  (6.07)   $  (6.96)
  Pro forma.............................................  $  (0.78)   $  (6.12)   $  (7.00)

     Because the determination of fair market value of all options granted after the time the Company became a public entity include volatility factors, the above results may not be representative of future periods.

                           BACKWEB TECHNOLOGIES LTD.

7. SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
     The Company calculated the fair market value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following assumptions:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1999    1998    1997
                                                              ----    ----    ----
Risk-free interest rates....................................    6%     6%      6%
Expected lives (in years)...................................    5      5       5
Dividend yield..............................................    0%     0%      0%
Expected volatility.........................................  100%     0%      0%

8. INCOME TAXES

     Pretax loss from foreign operations (non-Israel) was approximately $6,487,000 in 1999, $3,621,000 in 1998 and $2,648,000 in 1997.

ISRAELI INCOME TAXES

     BackWeb's investment program has been granted the status of "Approved Enterprise" by the Israel government under the law for the Encouragement of Capital Investments Act, 1959 (the "Law"). Income derived in Israel from the "Approved Enterprise" entitles BackWeb to tax exemption for a period of two years commencing in the first year that it will earn taxable income. After this BackWeb is entitled to a reduced tax rate of 10% -- 25% for an additional 5 to 8 year period (depending on the rate of foreign investment in BackWeb). The tax benefit period is limited to the earliest of 12 years from completion of the investment under the plan or December 31, 2009. Thereafter, BackWeb will be subject to the regular corporate tax rate of 36% on its Israel income. Income from sources other than the "Approved Enterprise" will be subject to tax at the regular rate of 36%.

     BackWeb currently has no plans to distribute such tax-exempt income as dividend and intends to retain future earnings to finance the development of the business. If the retained tax-exempt income was distributed in a manner other than in the complete liquidation of BackWeb, it would be taxed at the corporate tax rate applicable to such profits (currently 25%). As of December 31, 1999, BackWeb is in the process of completing the investments required under the program. If BackWeb fails to meet certain conditions as stipulated by law and the Approval Certification, it could be subject to corporate tax in Israel at the corporate rate of 36% and could be required to refund tax benefits already received at that time (inclusive of interest and penalties). The conditions that are specified include inter alia making specified investments in fixed assets, maintaining the development and production nature of its facilities, and financing of at least 30% of the investment program through equity.

     As of December 31, 1999, BackWeb had approximately $32,300,000 of Israeli net operating loss carry-forwards. The Israeli loss carry-forwards have no expiration date. The Company expects that during the period these losses are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

                           BACKWEB TECHNOLOGIES LTD.

8. INCOME TAXES (CONTINUED)
U.S. INCOME TAXES

     At December 31, 1999, the Company has U.S. Federal net operating loss carry-forwards for income tax purposes of approximately $1,500,000. The net operating loss expires in various amounts between the years 2011 and 2019.

     Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

DEFERRED INCOME TAXES

     Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of BackWeb's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       1998
                                                              -------    -------
Deferred tax assets:
U.S. Net operating loss carryforwards.......................  $   600    $   400
Other foreign net operating loss carryforwards..............    4,300      2,300
Reserves not currently deductible...........................      300        200
Other, net..................................................      400        200
                                                              -------    -------
Total deferred tax assets...................................    5,600      3,100
Valuation allowance for deferred tax assets.................   (5,600)    (3,100)
                                                              -------    -------
Net deferred tax assets.....................................  $    --    $    --
                                                              =======    =======

     For the years ended December 31, 1998 and 1997 the valuation allowance increased by $2,100,000 and $700,000, respectively.

     Approximately $500,000 of the deferred tax asset for U.S. net operating losses relate to stock option deductions the benefit of which will be credited to equity upon realization.

     At December 31, 1999, BackWeb had other foreign net operating loss carry-forwards of approximately $14.2 million. The net operating losses expire in various amounts between 2002 and 2005.

9. SEGMENTS AND GEOGRAPHIC INFORMATION

     BackWeb operates in one industry segment, the development and marketing of network application software. Operations in Israel and Canada include research and development and local sales. Operations in the U.S. include marketing and sales. The following is a summary of

                           BACKWEB TECHNOLOGIES LTD.

9. SEGMENTS AND GEOGRAPHIC INFORMATION (CONTINUED) operations within geographic areas based on the location of the entity making that sale (in thousands):

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1999       1998      1997
                                                              -------    ------    ------
Revenues from sales to unaffiliated customers:
  Israel....................................................  $ 6,401    $1,623    $  593
  United States.............................................   16,506     7,574     4,979
  Canada....................................................      356       340        29
                                                              -------    ------    ------
                                                              $23,263    $9,537    $5,601
                                                              =======    ======    ======
Long-lived assets:
  Israel....................................................  $   517    $  257    $  257
  United States.............................................    1,013       650       972
  Canada....................................................      264     1,849     3,527
  Other.....................................................       18        98        --
                                                              -------    ------    ------
                                                              $ 1,812    $2,854    $4,756
                                                              =======    ======    ======

     Revenues generated in the U.S. and Canada (collectively, North America) are all to customers located in those geographic regions. Revenues generated in Israel consist of export sales to customers located in Europe and the Far East.

10. SUBSEQUENT EVENT

     On January 17, 2000, RealNetworks Inc. and BackWeb entered into a Securities Purchase Agreement under which RealNetworks Inc. acquired 458,000 Ordinary Shares in exchange for payment of $14,999,500. Further, RealNetworks acquired a warrant to purchase up to 114,500 Ordinary Shares at an exercise price of $32.75 per share.

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 [BACKWEB LOGO]

      Through and including May 12, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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